UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes             No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes             No      X

BBVA

Annual Report on the Remuneration of BBVA Directors

2023

Report approval date
6 February, 2024

Annual Report on the Remuneration of BBVA Directors	2

ANNUAL REPORT ON THE REMUNERATION OF BBVA DIRECTORS

COMPANY NAME: Banco Bilbao Vizcaya Argentaria, S.A.

REGISTERED OFFICE: Plaza de San Nicolás, number 4, 48005, Bilbao (Bizkaia)

TAX IDENTIFICATION NUMBER (NIF): A-48265169

Contents

Remuneration overview 2023	3

A. Remuneration of executive directors 2023	3

B. Remuneration of non-executive directors 2023	13

1. Introduction	15

2. Director’s Remuneration Policy applicable in 2023	16

2.1. Decision-making process for the approval of the Policy	19

2.2. Remuneration system for executive directors 2023	21

2.2.1. Items of the remuneration system for executive directors 2023	21

2.2.2. Main terms and conditions of the executive directors’ contracts	27

2.3. Remuneration system for non-executive directors 2023	30

3. Result of the implementation of the Policy in 2023	31

3.1. Activities of the Corporate Bodies in 2023 regarding the Directors’ Remuneration Policy	31

3.2. Remuneration accrued by executive directors in 2023	34

A. Fixed remuneration 2023	34

B. Variable remuneration 2023	36

3.3. Remuneration accrued by non-executive directors in 2023	54

3.4. Variation over time in directors’ remuneration, average employee remuneration and the Bank’s results	56

3.5. Other matters relating to the 2023 financial year	58

4. BBVA Group General Remuneration Policy	59

5. CNMV Statistical appendix	61

6. Directors’ Remuneration Policy applicable in 2024	75

6.1. Remuneration of executive directors 2024	75

A. Fixed remuneration 2024	75

B. Variable remuneration 2024	77

6.2. Remuneration of non-executive directors 2024	81

6.3. Other matters relating to the 2024 financial year	82

ANNEX	83

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	3

Remuneration overview 2023

The remuneration accrued for all items by each member of the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”, the “Institution”, the “Company” or the “Bank”) in 2023 financial year follows from the implementation of the directors’ remuneration policies approved by the General Shareholders’ Meeting.

A. Remuneration of executive directors 2023

The remuneration of the executive directors for financial year 2023 is the result of the implementation of the new BBVA Directors’ Remuneration Policy approved by the General Meeting held on March 17, 2023 for financial years 2023, 2024, 2025 and 2026 (the “Directors’ Remuneration Policy” or the “Policy”), which includes, among others, the relevant amounts of fixed remuneration and the rules for calculating variable remuneration.

The main new development of this Policy is that it establishes a new variable remuneration model whereby, from 2023 financial year onward, the Annual Variable Remuneration (AVR) of executive directors, in line with that of the rest of categories of staff whose professional activities have a material impact on the risk profile of BBVA and/or its Group (the “Identified Staff”), including members of Senior Management, is now made up of two components: a Short-Term Incentive (STI) and a Long-Term Incentive (LTI). The sum of the STI and the LTI shall make up the AVR for the financial year.

Pursuant to the Policy, for both incentives to be awarded, the thresholds of profit and capital ratio approved by the Board of Directors must be reached. These thresholds represent a minimum level for the accrual of the variable remuneration of the whole workforce of the BBVA Group.

Thus, following the end of the 2023 financial year, it was verified that the aforementioned thresholds had been reached and the amount of the 2023 STI of the executive directors was determined, considering the result of the Annual Indicators approved for its calculation.

In addition, the executive directors have accrued the right to the LTI in its maximum theoretical amount. However, its final amount will depend on the result of the Long-Term Indicators approved for its calculation, once their measurement period ends (at the end of 2026), in accordance with the targets, scales of achievement and weightings assigned to each one of them. Therefore, the LTI may range between 0% and 150% of the Target ILP of each executive director.

Once the 2023 AVR has been determined, in the amounts set forth below in this Report, the AVR will be paid in accordance with the vesting and payment rules provided for in the Policy. Therefore, an initial portion, representing a maximum of 40% of the AVR shall be paid in 2024 (in equal parts in cash and shares) and the remaining portion (40% in cash and 60% in shares and options on BBVA shares) shall be deferred for a period of five years, as described below and, specifically, in section 3.2.B of this Report.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	4

A.1 Total remuneration of executive directors for 2023 financial year

CHAIR - Carlos Torres Vila

	(€ thousand)

FIXED REMUNERATION	2023			2022

Annual Fixed Remuneration (salary)	2,924			2,924

Remuneration in kind and others	213			283

Annual pension contribution [1]	458			451

Total	3,595			3,658

(1) 15% of the agreed annual contribution is recorded as “discretionary pension benefits’’, the result of which is linked to the level of achievement of the variable remuneration. In 2023, an upward adjustment to the contribution for 2022 of €19 thousand was recorded in accordance with the result of the 2022 AVR (see section 3.2 A c of this Report). Meanwhile, in 2022, an upward adjustment to the contribution for 2021 of €12 thousand was recorded in accordance with the result of the 2021 AVR (see section 4.3 A c of the 2022 Annual Report on the Remuneration of Directors published on the Bank’s website).

ANNUAL VARIABLE REMUNERATION (AVR)	2023			2022

Target AVR	3,572		Target AVR	3,572

Short-Term Incentive (achievement 100% Target STI)	2,286
(A) Short-Term Incentive (achievement reached 126%)	2,871

(B1) Long-Term Incentive (estimated achievement 100% Target LTI)	1,286
(B2) Long-Term Incentive (estimated achievement 150% LTI maximum opportunity)	1,929

AVR (A+ B1) (if all long-term indicators reach the target set: 100%)	4,157		AVR (level of achievement reached 130%)	4,632
AVR (A + B2) (if all long-term indicators reach the maximum level: 150%)	4,800

TOTAL COMPENSATION	2023			2022

Fixed remuneration	3,595			3,658

AVR (A+B1)	4,157

AVR (A +B2)	4,800	[1]		4,632	[2]

Total with AVR (A + B1)	7,752

Total with AVR (A + B2)	8,395			8,290

(1) For the initial determination of the 2023 AVR and for the purposes of applying the deferral rules, the achieved STI (126%) and the scenario of the maximum level of achievement of the LTI (150%), which corresponds to AVR (A+B2) of the table, is considered. However, the final amount of the AVR will depend on the result of the long-term indicators, the achievement of which may range between 0% and 150%. Of this amount, 37% is due in 2024 (in equal parts in cash and BBVA shares), while the remaining 63% (40% in cash and 60% in BBVA shares and options on BBVA shares) is deferred and also subject to possible ex post adjustments that could reduce it (see section 3.2 B).

(2) In 2023, 40% of the 2022 AVR was paid (in equal parts in cash and BBVA shares), while the remaining 60% (40% in cash and 60% in BBVA shares) was deferred and subject to the result of multi-year performance indicators and other ex post adjustments that could reduce it.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	5

CHIEF EXECUTIVE OFFICER - Onur Genç

	(€ thousand)

FIXED REMUNERATION	2023			2022

Annual Fixed Remuneration (salary)	2,179			2,179

Remuneration in kind	131			155

Other fixed allowances[1]	1,254			1,254

Total	3,564			3,588
(1) Amounts paid as “cash in lieu of pension” (30% of Annual Fixed Remuneration) and annual mobility allowance.

ANNUAL VARIABLE REMUNERATION (AVR)	2023			2022

Target AVR	2,672		Target AVR	2,672

Short-Term Incentive (achievement 100% Target STI)	1,710
(A) Short-Term Incentive (achievement reached 126%)	2,147

(B1) Long-Term Incentive (estimated achievement 100% Target LTI)	962
(B2) Long-Term Incentive (estimated achievement 150% LTI maximum opportunity)	1,443

AVR (A+ B1) (if all long-term indicators reach the target set: 100%)	3,109		AVR (level of achievement reached 133%)	3,562
AVR (A + B2) (if all long-term indicators reach the maximum level: 150%)	3,590

TOTAL COMPENSATION	2023			2022

Fixed remuneration	3,564			3,588

AVR (A+B1)	3,109

AVR (A+B2)	3,590	[1]		3,562	[2]

Total (A + B1)	6,673

Total (A + B2)	7,154			7,150

(1) For the initial determination of the 2023 AVR and for the purposes of applying the deferral rules, the achieved STI (126%) and the scenario of the maximum level of achievement of the LTI (150%), which corresponds to AVR (A+B2) of the table, is considered. However, the final amount of the AVR will depend on the result of the long-term indicators, the achievement of which may range between 0% and 150%. Of this amount, 37% is due in 2024 (in equal parts in cash and BBVA shares), while the remaining 63% (40% in cash and 60% in BBVA shares and options on BBVA shares) is deferred and also subject to possible ex post adjustments that could reduce it (see section 3.2 B).

(2) In 2023, 40% of the 2022 AVR was paid (in equal parts in cash and BBVA shares), while the remaining 60% (40% in cash and 60% in BBVA shares) was deferred and subject to the result of multi-year performance indicators and other ex post adjustments that could reduce it.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	6

A.2  Annual Variable Remuneration 2023

The Annual Variable Remuneration for 2023 financial year of executive directors is not yet fully vested1 as it includes a portion that is deferred over time. The deferred portion of the 2023 AVR is composed of a portion of the STI and all of the LTI, the final amount of which is subject to the outcome of the Long-Term Indicators, meaning that it is not yet vested as of the date of this Report. Moreover, both the deferred portion of the STI and the full amount of the LTI may be subject to ex post risk adjustments (including malus arrangements), which could reduce or prevent their payment.

Short- Term Incentive 2023

The STI of the executive directors for financial year 2023 has been determined in accordance with the results obtained by the BBVA Group for the various Annual Indicators approved by the Board of Directors at the beginning of the financial year, which are the following:

ANNUAL INDICATORS (MEASUREMENT 2023)	WEIGHTING
Net attributable profit	20%
RORC	20%
Efficiency ratio	20%
Net Promoter Score (NPS)	15%
Target customers	15%
Mobilization of sustainable financing	10%

1 In accordance with Circular 4/2013 of the Spanish National Securities Market Commission (CNMV), for the purposes of this Report, remuneration accrued or vested in 2023 are those fixed remuneration paid in 2023 and, in the case of variable remuneration, that with regard to which vesting has occurred by the date of the Report, once 2023 financial year has ended as its amount has been determined and it has been verified that ex post adjustments (including malus arrangements) preventing or limiting its payment to the beneficiary do not apply, therefore being payable in 2024. These remunerations are disclosed on page 11 of this Report.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	7

More precisely, the BBVA Group has reported a net attributable profit of €8,019 million, which represents an increase of 26% with regard to the previous year. This good performance is largely due to a very positive performance of the recurrent income, with an evolution of the operating expenses in similar terms to that of the inflation the Group’s footprint and a more normalized level of provisions than in previous years. This same figure is the one that has been taken into consideration for incentive purposes.

The positive drive of the recurrent income, due to the activity and the improvement of the spreads, has not only driven the Group’s profit but it has also led to a new improvement of the efficiency ratio, as well as to an annual progress in the level of profitability (measured by the RORC).

Likewise, in 2023, the Bank has channelized sustainable business for a total of €68,218 million geared towards the fight against climate change and the drive of inclusive growth, which equally positions the result of the Mobilization of sustainable financing indicator above the established target. This result, which is the one taken into consideration for incentive purposes, does not include activity of the Fundación Microfinanzas BBVA.

Meanwhile, the result of the NPS indicator has been above the established target while the one of the Target Customers indicator has been slightly below the established target mainly due to the performance of some countries and of the SMEs’ segment.

Performance in 2023 has been exceptional notwithstanding the fact that the targets were particularly ambitious, clearly above those considered by the consensus of analysts when they were set. Thus, the results obtained reflect an aggregate achievement, in accordance with the weightings assigned to each indicator, of 126% of the STI for both executive directors, which has resulted in the following amounts:

STI 2023 (€ thousand)

Chair Carlos Torres Vila	2,871

Chief Executive Officer Onur Genç	2,147

The following table provides a breakdown of the results obtained for each of the Annual Indicators of the 2023 STI, together with a comparison with respect to the previous financial year:

CHAIR Carlos Torres Vila	AVR 2023 - STI 2023				AVR 2022

Annual Indicator (annual measurement)	Weight [1]	Target [2]	Result [3]	Level of achievement	Weight [1]	Target [4]	Result [3]	Level of achievement

Net attributable profit	20%	7,124 mill.€	8,019 mill.€	138%	10%	4,661 mill.€	6,381 mill.€	150%

RORC	20%	16.55%	18.06%	123%	10%	12.56%	15.26%	150%

Efficiency ratio	20%	44.13%	41.66%	137%	10%	45.33%	43.23%	131%

Tangible book value per share [5]	NA	NA	NA	NA	15%	7.28	7.64	115%

Net Promoter Score (NPS)	15%	100	109	109%	10%	100	108	108%

Target customers	15%	100	98	98%	NA	NA	NA	NA

Mobilization of sustainable financing [6]	10%	55,004 mill.€	68,218 mill.€	150%	10%	32,146 mill.€	40,643 mill.€	150%

Digital sales	NA	NA	NA	NA	10%	100	110	110%

Individual indicators Chair	NA	NA	NA	NA	25%	100	130	130%

Final achievement				126%				130%

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	8

CHIEF EXECUTIVE OFFICER Onur Genç	AVR 2023 - STI 2023				AVR 2022

Annual Indicator (annual measurement)	Weight [1]	Target [2]	Result [3]	Level of achievement	Weight [1]	Target [4]	Result [3]	Level of achievement

Net attributable profit	20%	7,124 mill.€	8,019 mill.€	138%	15%	4,661 mill.€	6,381 mill.€	150%

RORC	20%	16.55%	18.06%	123%	10%	12.56%	15.26%	150%

Efficiency ratio	20%	44.13%	41.66%	137%	15%	45.33%	43.23%	131%

Tangible book value per share [5]	NA	NA	NA	NA	10%	7,28	7.64	115%

Net Promoter Score (NPS)	15%	100	109	109%	15%	100	108	108%

Target customers	15%	100	98	98%	NA	NA	NA	NA

Mobilization of sustainable financing [6]	10%	55,004 mill.€	68,218 mill.€	150%	10%	32,146 mill.€	40,643 mill.€	150%

Digital sales	NA	NA	NA	NA	10%	100	110	110%

Individual indicators CEO	NA	NA	NA	NA	15%	100	150	150%

Final achievement				126%				133%

(1)	Weighting of the indicator in each financial year.

(2)

For the NPS, Target customers and Digital sales indicators, targets have been set at country level. The Group’s achievement for these indicators is calculated as the weighted average over the net margin of the level of achievement obtained by the countries.

(3)

Results for incentive purposes. In the case of the 2022 AVR, they do not include the impact of the Turkish takeover bid and of BBVA’s offices buyback arrangement in Spain. For more information on the 2023 results, see section 3.2 B. a.

(4)	The 2022 targets were set above the consensus among analysts at the time and were consistent with the prevailing economic outlook.

(5)

In the case of the Tangible book value per share indicator of the 2022 AVR, there are two targets: one linked to growth (budgetary target) and another one linked to value creation which is the one used for incentive purposes (as shown above). The budgetary target was €6.80 per share in 2022.

(6)

In 2023 this indicator includes the sustainable business pipeline related to inclusive growth, which in 2022 was not included for incentive purposes. Moreover, the result of the “Target 2025” announced by the Bank for channeling sustainable business does not coincide with the result for incentive purposes, as the latter does not include the activity of the Fundación Microfinanzas BBVA.

Long-Term Incentive 2023

In addition, after having verified that in 2023 the profit and capital ratio thresholds approved by the Board of Directors as the minimum level for the accrual of variable remuneration for the financial year have been reached, the executive directors have also generated the right to the LTI.

The final amount of the LTI will be determined at the end of the measurement period of the Long-Term Indicators established for its calculation (at the end of 2026), considering its result, on the basis of the targets, scales of achievement and weightings established for each of them by the Board of Directors, which are the following:

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	9

For results of BBVA’s TSR in relation to Euro Stoxx Banks’ TSR below 0.9 (90%), the achievement will be reduced in 8 points for each percentage point dropped, with no amounts being paid if BBVA’s TSR in relation to Euro Stoxx Banks’ TSR is less than 0.8 (80%) (see page 43).

(1)	Each sector has a specific weighting in the total computation, so the final achievement of the indicator will be the sum of the achievement for each sector weighted by its weight.

(2)	Absolute upstream emissions refer to Oil & Gas exploration and production activities.

(3)	Total amount committed to Coal customers who have limited expectations of making the transition in time to meet the coal phase out goal of BBVA.

(4)	In the case of Coal, a 150% level of achievement is considered if the 100% reduction is brought forward by two years, that is, if it is achieved in 2024 instead of in 2026.

In accordance with the foregoing, the achievement of the LTI of executive directors may range between 0% and 150% of the Target LTI. As an example, the following scenarios are included below:

2023 LTI SCENARIOS (€ thousand)	Chair	Chief Executive Officer

Level of achievement of targets Long-Term Indicators	LTI	LTI

0%	0	0

100% (Target LTI)	1,286	962
150% (maximum opportunity, if all indicators reach their maximum level)	1,929	1,443

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	10

A. 3 Deferred variable remuneration from previous financial years due in 2024

In accordance with the remuneration policies applicable in previous financial years, the following deferred remuneration is due to be paid to the executive directors in 2024:

First payment of the 2022 Deferred AVR

2022 Deferred AVR (€ thousand and shares)

Executive directors	Maximum amount 2022 DAVR		2022 DVAR due in 2024 [1] (first payment 20%)		2022 DAVR due each year in 2025, 2026, 2027 and 2028 (20%)

	Cash	Shares	Cash [2]	Shares	Cash	Shares

Chair	1,112	284,705	222	56,941	222	56,941

CEO	855	218,965	171	43,793	171	43,793

(1)

First payment of the 2022 Deferred AVR of the executive directors (20%). The remaining 80% will be deferred and payable, in equal parts, in 2025, 2026, 2027 and 2028, the last three payments being subject to the outcome of the multi-year performance indicators established for the 2022 Deferred AVR and any other ex post adjustments that may reduce the amount receivable.

(2)	This amount will be updated by applying the Consumer Price Index (“CPI”) in the amount of €7 thousand for the Chair and €5 thousand for the Chief Executive Officer.

Second payment of the 2021 Deferred AVR

2021 Deferred AVR (€ thousand and shares)

Executive directors	Maximum amount 2021 DAVR		2021 DAVR paid in 2023 (first payment 20%)		2021 DAVR due in 2024 [1] (second payment 20%)		2021 DAVR due each year in 2025, 2026 and 2027 (20%)

	Cash	Shares	Cash [2]	Shares	Cash [3]	Shares	Cash	Shares

Chair	1,018	286,625	204	57,325	204	57,325	204	57,325

CEO	774	217,760	155	43,552	155	43,552	155	43,552

(1)

Second payment of the 2021 Deferred AVR of the executive directors (20%). The remaining 60% will be deferred and payable, in equal parts, in 2025, 2026 and 2027, with these three payments being subject to the outcome of the multi-year performance indicators established for the 2021 Deferred AVR and any other ex post adjustments that may reduce the amount receivable.

(2)	This amount was already updated in 2023 by applying the CPI in the amount of €12 thousand for the Chair and €9 thousand for the Chief Executive Officer

(3)	This amount will be updated by applying the CPI in the amount of €18 thousand for the Chair and €14 thousand for the Chief Executive Officer.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	11

Second payment of the 2019 Deferred AVR

2019 Deferred AVR (€ thousand and shares)

Executive directors	Maximum amount 2019 DAVR		Reduction (ex post adjustment)	Final amount 2019 DAVR		2019 DAVR paid in 2023 (first payment 60%)		2019 DAVR due in 2024 [1] (second payment 20%)		2019 DAVR due in 2025 (third payment 20%)

	Cash	Shares		Cash	Shares	Cash [2]	Shares	Cash [3]	Shares	Cash	Shares

Chair	763	227,645	0%	763	227,645	458	136,587	153	45,529	153	45,529

CEO	685	204,288	0%	685	204,288	411	122,572	137	40,858	137	40,858

(1)	Second payment of the 2019 Deferred AVR of the executive directors (20%). The remaining 20% is deferred and payable in 2025.

(2)	This amount was already updated in 2023 by applying the CPI in the amount of €55 thousand for the Chair and €49 thousand for the Chief Executive Officer.

(3)	This amount will be updated by applying the CPI in the amount of €24 thousand for the Chair and €21 thousand for the Chief Executive Officer.

Third and final payment of the 2018 Deferred AVR of the Chair

2018 Deferred AVR (€ thousand and shares)

Executive director	Maximum amount 2018 DAVR		Reduction (ex post adjustment)	Final amount 2018 DAVR		2018 DVAR paid in 2022 (first payment 60%)		2018 DAVR paid in 2023 (second payment 20%)		2018 DVAR due in 2024 [1] (third payment 20%)

	Cash	Shares		Cash	Shares	Cash [2]	Shares	Cash [3]	Shares	Cash [4]	Shares

Chair	574	180,785	-1%	569	178,977	341	107,386	114	35,795	114	35,795

(1)	Third and final payment of the 2018 Deferred AVR of the Chair (20%). The Chief Executive Officer does not have any outstanding 2018 Deferred AVR.

(2)	This amount was already updated in 2022 by applying the CPI in the amount of €23 thousand.

(3)	This amount was already updated in 2023 by applying the CPI in the amount of €15 thousand.

(4)	This amount will be updated by applying the CPI in the amount of €19 thousand.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	12

A.4 Overview of total remuneration accrued2 by executive directors in 2023

The table below includes information on the individual remuneration accrued for all items by executive directors in 2023:

												(€ thousand and shares)
Executive directors	Annual Fixed Remuneration (salary)	In kind [1]	Pension schemes		Other [3]	AVR 2023 Upfront Portion [4]		Deferred AVR 2022 [5]		Deferred AVR 2021 [5]		Deferred AVR 2019 [5]		Deferred AVR 2018 [5]
			Retirement [2]	Death & disability premiums		Cash	Shares	Cash	Shares	Cash	Shares	Cash	Shares	Cash	Shares

Chair	2,924	172	458	322	41	897	107,835	229	56,941	222	57,325	176	45,529	132	35,795

CEO	2,179	131	NA	230	1,254	671	80,650	176	43,793	169	43,552	158	40,858	-	-

(1)	Health insurance premiums and tax payments on account by the employer made by the Bank regarding this insurance and insurance to cover death and disability contingencies.

(2)

Agreed annual contribution to cover the retirement contingency of the Chair (€439 thousand) plus the upward adjustment registered in 2023 to the “discretionary pension benefits” of €19 thousand pursuant to the result of 2022 AVR (see section 3.2.A.c).

(3)	Renting of vehicle and ADSL allowances for the Chair and “Cash in lieu of pension” and mobility allowance for the Chief Executive Officer .

(4)	Upfront Portion of the 2023 AVR (37%) (that corresponds to the first payment of the 2023 STI) to be paid in 2024.

(5)	In 2024 is due the payment to executive directors of the following Deferred AVR from previous financial years (see section 3.2 B. c):

—	First payment of 2022 Deferred AVR (20% of the 2022 Deferred AVR).

—	Second payment of the 2021 Deferred AVR (20% of the 2021 Deferred AVR).

—	Second payment of the 2019 Deferred AVR (20% of the 2019 Deferred AVR).

—	Third and last payment of the 2018 Deferred AVR of the Chair (20% of the 2018 Deferred AVR).

All the cash amounts of the Deferred AVR from prior financial years above disclosed already include the corresponding update pursuant to the year-on-year CPI.

Shown below is also the total remuneration accrued by each executive director in 2023 as set out in the table above, monetized in thousands of euros (see section C.1. c) of section 5 CNMV Statistical Appendix):

	Cash (€ thousand)					Shares
Executive directors	Annual Fixed Remuneration (salary)	In kind [1]	Death and disability premiums [2]	Other items [3]	AVR (2023 and Deferred) [4]	AVR (2023 and Deferred) [5] Nº shares	Share price	Gross profit of the shares [6] (€ thousand)	Total (€ thousand)

Chair	2,924	172	322	41	1,657	303,425	8.32 €	2,525	7,641

CEO	2,179	131	230	1,254	1,174	208,853	8.32 €	1,737	6,705

(1)	Health insurance premiums and tax payments on account by the employer made by the Bank regarding insurance premiums.

(2)	Insurance premiums in respect of death and disability contingencies.

(3)	Renting of vehicle and ADSL allowances for the Chair and fixed allowances for the Chief Executive Officer (cash in lieu of pension and mobility allowance).

(4)

Cash amount of the Initial Portion of the 2023 AVR and the Deferred AVR due for payment in 2024 (together with its year-to-year CPI update). For more information, see footnotes 3 and 4 of the table above.

(5)	Number of shares of the Initial Portion of the 2023 AVR and the Deferred AVR to be delivered in 2024. For more information, see footnotes 3 and 4 of the table above.

(6)

“Gross profit of the shares” is an estimate as it corresponds to the cash value of the vested shares at the date of this Report. Given that as of this date these shares have not been delivered to their beneficiaries, the average closing price of the BBVA share for the trading sessions running from December 15, 2023 to January 15, 2024 was taken as a reference, which was €8.319/share.

2 In accordance with Circular 4/2013 of the Spanish National Securities Market Commission (CNMV), for the purposes of this Report, remuneration accrued or vested in 2023 are those fixed remuneration paid in 2023 and, in the case of variable remuneration, that with regard to which vesting has occurred by the date of the Report, once 2023 financial year has ended as its amount has been determined and it has been verified that ex post adjustments (including malus arrangements) preventing or limiting its payment to the beneficiary do not apply, therefore being payable in 2024.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	13

B. Remuneration of non-executive directors 2023

The remuneration accrued by non-executive directors in 2023 is the result of the implementation of the new Directors’ Remuneration Policy approved by the General Meeting held on March 17, 2023. The amounts pertaining to the positions of in the Board and its Committees have not been increased since 2007, although they have been redistributed.

B.1 Annual fixed allowance

										(€ thousand)
Non-executive directors [1]	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remuneration Committee	Appointments and Corporate Governance Committee	Technology and Cybersecurity Committee	Other positions [2]	Total
									2023	2022

José Miguel Andrés Torrecillas	129	167	132	—	—	115	—	50	593	527

Jaime Caruana Lacorte	129	167	99	107	—	—	—	—	502	567

Sonia Dulá [3]	107	—	44	71	—	—	—	—	223	—

Raúl Galamba de Oliveira	129	—	—	178	—	31	43	80	461	332

Belén Garijo López	129	111	22	—	107	46	—	—	416	349

Connie Hedegaard	129	—	44	—	—	—	—	—	173	107

Lourdes Máiz Carro	129	—	66	—	43	—	—	—	238	238

José Maldonado Ramos	129	167	—	—	—	46	—	—	342	342

Ana Peralta Moreno	129	—	66	—	43	—	—	—	238	238

Juan Pi Llorens	129	—	—	143	—	46	43	—	361	458

Ana Revenga Shanklin	129	—	—	107	29	—	43	—	307	264

Susana Rodríguez Vidarte [4]	32	42	—	27	—	12	—	—	112	449

Carlos Salazar Lomelín	129	—	—	—	43	—	—	—	172	172

Jan Verplancke	129	—	—	—	43	—	43	—	214	214

Total	1,684	653	475	633	307	297	171	130	4,350	4,257

(1)	Includes the amounts corresponding to positions in the Board and its various Committees, the composition of which was modified on April 26, 2023, with effect from May 1, 2023.

(2)	Amounts corresponding to the positions of Deputy Chair of the Board of Directors and Lead Director.

(3)	Director appointed by the General Meeting held on March 17, 2023. Remuneration corresponding to the term of office in 2023.

(4)	Director who ceased to hold office on March 17, 2023. Remuneration corresponding to the term of office in 2023.

In addition, in 2023, the Bank paid remuneration in kind for non-executive directors in the aggregate total amount of €123 thousand, corresponding to health and accidents insurance premiums.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	14

B.2 Fixed remuneration system with deferred delivery of BBVA shares

Through the implementation of this system, the number of theoretical shares allocated to each non-executive directors in 2023 is equal to 20% of the total annual fixed allowance in cash received by each such director in 2022, based on the average closing price of the BBVA share during the 60 trading sessions prior to the General Meeting of March 17, 2023, which was €6.58 per share. Under the terms of the Policy, BBVA shares in an equivalent amount to the theoretical shares accumulated by each non-executive director, will only be delivered after the director ceases to hold such office, provided that this is not due to a serious dereliction of duties.

Non-executive directors	2023		2022
	Theoretical shares allocated	Theoretical shares accumulated as of December 31	Theoretical shares allocated	Theoretical shares accumulated as of December 31

José Miguel Andrés Torrecillas	16,023	134,048	19,253	118,025

Jaime Caruana Lacorte	17,255	94,960	20,733	77,705

Sonia Dulá [1]	0	0	0	0

Raúl Galamba de Oliveira	10,091	29,768	10,177	19,677

Belén Garijo López	10,603	101,192	12,741	90,589

Connie Hedegaard [2]	3,263	3,263	0	0

Lourdes Máiz Carro	7,237	71,593	8,696	64,356

José Maldonado Ramos	10,397	146,874	12,493	136,477

Ana Peralta Moreno	7,237	42,329	8,696	35,092

Juan Pi Llorens	13,943	148,542	18,703	134,599

Ana Revenga Shanklin	8,035	24,214	8,611	16,179

Susana Rodríguez Vidarte [3]	13,648	0	16,400	177,775

Carlos Salazar Lomelín	5,218	17,130	6,270	11,912

Jan Verplancke	6,521	35,772	7,835	29,251

Total [4]	129,471	849,685	150,608	911,637

(1)	Director appointed by the General Meeting on March 17, 2023, therefore the allocation of theoretical shares is not due until 2024.

(2)	Director appointed by the General Meeting on March 18, 2022, therefore the first allocation of theoretical shares was made in 2023.

(3)

Director who ceased to hold office on March 17, 2023. In application of the system, she received a total of 191,423 BBVA shares following her departure, which is equivalent to the total number of theoretical shares accumulated up to that date.

(4)	The price at which the shares were allocated in 2023 and 2022 was €6.58 and €5.47 per share, respectively.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	15

1. Introduction

This report has been prepared in accordance with the provisions of Article 541 of the consolidated text of the Spanish Corporate Enterprises Act, approved by Royal Legislative Decree 1/2010, of July 2, and with the provisions of Circular 4/20133 of the Spanish National Securities Market Commission (“CNMV”) in free format and respecting the minimum content required by the said Circular.

The Board of Directors of BBVA, at its meeting held on February 6, 2024, on the proposal of the Remuneration Committee, has approved this Annual Report on the Remuneration of BBVA Directors (the “Report”), the purpose of which is to disclose complete, clear and comprehensible information on the remuneration policy applicable to the members of the BBVA Board of Directors for the current financial year (2024), together with a global summary of how the policy was applied during the financial year last ended (2023) and a breakdown of the individual remuneration of each type accrued by each director during such financial year.

The BBVA Directors’ Remuneration Policy applicable in both 2023 and 2024 financial year is the one approved at the General Shareholders’ Meeting held on March 17, 2023.

This Report also includes information on the BBVA Group General Remuneration Policy applicable as from 2023 financial year onwards, which was approved by the Board of Directors on March 29, 2023, at the proposal of the Remuneration Committee and following an analysis by the Risk and Compliance Committee (the “Group General Remuneration Policy”). This Policy is based on the same principles as those governing the BBVA Directors’ Remuneration Policy and also sets forth the special provisions applicable to the Identified Staff, which includes members of BBVA Senior Management.

This Report, together with the CNMV Statistical appendix set out in section 5, has been published as “other relevant information” simultaneously with the Annual Corporate Governance Report of BBVA and will be submitted to a consultative vote as a separate item on the agenda at the 2024 Annual General Shareholders’ Meeting. This Report is also included by reference, in a separate section, in the management report accompanying the annual financial statements of BBVA and the consolidated annual financial statements of the BBVA Group for the 2023 financial year.

In the Appendix “Reconciliation with CNMV template set out in Circular 4/2013”, it is specified the location in this Report of the information set out in each section of the standard electronic template published by the CNMV.

This document should be read in conjunction with the BBVA Directors’ Remuneration Policy, as well as with note 54 of the report of the BBVA Group’s consolidated annual financial statements for the 2023 financial year, which also discloses, individually and by item, the directors’ remuneration for 2023 financial year. These documents, as well as this Report, are available on the Bank’s website as of the call of the aforementioned General Meeting (https://shareholdersandinvestors.bbva.com).

3 Circular 4/2013, of June 12, of the National Securities Market Commission, establishing the templates of the annual report on the remuneration of directors of listed companies and of the members of boards of directors and control committees of savings banks that issue securities admitted to trading on official securities markets (the “CNMV Circular 4/2013”).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	16

2. Director´s Remuneration Policy

  applicable in 2023

The Policy applicable to directors in the 2023 financial year is the one approved by the General Meeting of 17 March, 2023 for 2023, 2024, 2025 and 2026 financial years, which is available in the Bank´s website4.

In line with the provisions of the Bylaws, the Policy distinguishes between the remuneration system applicable to directors in their capacity as such (non-executive directors) and that applicable to executive directors, and contains different measures to promote sound risk management and align remuneration with the long-term interests of the Institution.

This Policy is one of the elements devised by the Board of Directors, as part of the Bank’s Corporate Governance System, and it has been defined in accordance with commercial law and the specific regulations applicable to credit institutions, while also taking into account the best practices and recommendations regarding remuneration at local and international level, as well as the suggestions received in the framework of the constant and constructive dialogue that BBVA maintains with its shareholders, investors and other stakeholders.

The remuneration policy applicable to the members of the Board of Directors is based on the following principles, that also govern the BBVA Group General Remuneration Policy, that is generally applicable to all employees and senior managers of BBVA and of the companies that comprise its group (the “BBVA Group” or the “Group”):

▪	long-term value creation;

▪	achieving results through sound and responsible risk-taking;

▪	attracting and retaining the best talent;

▪	rewarding level of responsibility and professional career;

▪	ensuring internal equity, external competitiveness and equal pay for men and women;

▪	encouraging responsible conduct and fair treatment of customers, while also avoiding conflicts of interest; and

▪	ensuring the transparency of the remuneration model.

4 https://shareholdersandinvestors.bbva.com/wp-content/uploads 2023/02/12_BBVA_Directors_Remuneration_Policy_Agenda_item_4.pdf

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	17

The principles set out above lead to a Director’s Remuneration Policy that:

✓	contributes to the business strategy of BBVA and its Group, and to the achievement of its objectives, values and interests, as well as to value creation and long-term sustainability;

✓

is compatible with and promotes sound and effective risk management and does not provide incentives for risk-taking that exceeds the level tolerated by the Institution or the Group, in a manner that is consistent with the BBVA Group’s risk strategy and culture;

✓

is clear, comprehensible and transparent, with a simple wording that enables understanding of the various elements that make up the remuneration system and the conditions for its award, vesting and payment. To that end, it clearly distinguishes between the criteria for determining fixed remuneration and variable remuneration and is transparent regarding the setting of targets and parameters for its calculation;

✓

provides for a competitive remuneration system with the aim of attracting and retaining the best talent and providing adequate compensation for the duties performed and the level of dedication and responsibility required of directors;

✓	is gender-neutral, as it provides for equal compensation for the same duties, or duties of equal value, and does not establish any difference or discrimination on the basis of gender;

✓

includes measures to avoid conflicts of interest, promoting the independence of judgment of persons involved in decision-making and in the oversight and control of management and the establishment of remuneration systems, which do not include variable remuneration for non-executive directors; and including predetermined calculation rules that preclude discretion in their application; and

✓

endeavors that remuneration is not based solely, or primarily, on quantitative criteria, but also takes into account appropriate qualitative criteria that reflect compliance with applicable regulations.

On the basis of these principles, BBVA has defined its remuneration policies in compliance with legal requirements, including elements aimed at reducing exposure to excessive risks and aligning remuneration with the Group’s business strategy and its long-term objectives, values and interests.

In development of the above, the BBVA Group has specific requirements applicable to the Identified Staff, in accordance with the regulations and recommendations applicable to the remuneration schemes for these categories of staff, which are included in the BBVA Group General Remuneration Policy, the main characteristics of which are described in section 4 of this Report.

The executive directors share the same variable remuneration scheme established therein for the Identified Staff, with certain specificities derived from their status as directors. In this sense, executive directors have a variable remuneration scheme which, like that of the rest of the Identified Staff, includes a Short-Term Incentive, as for the rest of the Group’s workforce, and, in addition, a Long-Term Incentive.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	18

For the accrual and award, in whole or in part, of both incentives, the profit and capital ratio thresholds established annually by the Board of Directors, at the proposal of the Remuneration Committee, must be met.

The main new features of the Policy approved in 2023 relate to the variable remuneration model of executive directors, in line with those introduced for the rest of the Identified Staff in the BBVA Group General Remuneration Policy in that financial year, and are, mainly, the following:

▪

The Annual Variable Remuneration of executive directors now comprises two components: a Short-Term Incentive and a Long-Term Incentive, without this entailing any increase in their Target Annual Variable Remuneration under the previous policy.

▪

The Short-Term Incentive will be calculated based on the performance of a series of indicators, both financial and non-financial, subject to an annual measurement period. These indicators will be aligned with the most relevant management metrics and the Group’s strategic priorities.

▪

The Long-Term Incentive will be calculated on the basis of the outcome of a series of financial and non-financial indicators, which will allow for an assessment of the Group’s performance over a multi-year framework and will prioritize the creation of value and profitability for shareholders and for the Group in the long run, as well as the progressive achievement of the Bank’s sustainability goals and targets.

▪

In order to ease the monitoring by shareholders of the evolution of the indicators used to calculate the Annual Variable Remuneration, the individual indicators of each executive director (related to their roles and responsibilities) were removed. The result of these indicators was determined on the basis of overall assessment based on the Bank’s progress in the strategic dimensions to be promoted by each executive director.

▪

Likewise, in order to seek greater alignment with value creation and in accordance with applicable regulations, executive directors may now receive part of their Annual Variable Remuneration in the form of options on BBVA shares or other instruments linked to BBVA shares.

▪

New ex post risk adjustments have been included, which may reduce, even to zero, the Deferred Annual Variable Remuneration awarded pursuant to the Policy and payable in each year, if certain liquidity and capital thresholds are not met.

▪	A new malus and clawback event applicable to executive directors has been added in accordance with the US regulations applicable to the Bank on this matter[5] .

▪	Lastly, certain other technical improvements have been introduced to further enhance transparency and comprehensibility of the Policy.

5 Section 240.10D-1 of the Securities Exchange Act of 1934, as adopted by the US Securities and Exchange Commission to implement Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which in turn has been implemented by the New York Stock Exchange through Section 303A.14 of the New York Stock Exchange Listed Company Manual and which is applicable to the Bank as a foreign issuer listed on the New York Stock Exchange.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	19

2.1. Decision-making process for the approval of the Policy

In accordance with the Regulations of the Board of Directors of BBVA, one of the Board’s functions is to approve the directors’ remuneration policy so that it may be submitted to the General Shareholders’ Meeting.

Meanwhile, the Remuneration Committee assists the Board in remuneration matters, and is responsible for proposing to the Board of Directors the director’s remuneration policy, together with its corresponding report for its submission to the General Shareholders’ Meeting.

In addition, as part of the decision-making process in remuneration matters, the Remuneration Committee works alongside the Risk and Compliance Committee, which is also involved in establishing the remuneration policy to ensure that it is consistent with sound and effective risk management and does not provide incentives for risk-taking that exceeds the level tolerated by the Institution.

Likewise, the Remuneration Committee is also tasked with ensuring compliance with the remuneration policies established by the Company and reviewing them periodically, proposing, where appropriate, any modifications that it deems necessary to ensure, inter alia, that they are adequate for the purposes of attracting and retaining the best talent, that they contribute to the creation of long-term value and adequate risk management and control, and that they address the principle of equal pay.

In 2023, in compliance with the provisions of article 529 novodecies of the Corporate Enterprises Act, once the last financial year foreseen for the application of the directors’ remuneration policy approved by the General Meeting on April 20, 2021 for financial years 2021, 2022 and 2023, had arrived, a new policy had to be submitted to the General Meeting for its consideration before the end of that financial year.

In view of the above, during the 2022 financial year, the Remuneration Committee conducted a thorough analysis and an in-depth review of the previous policy and the remuneration system as a whole. For this purpose, it relied on the support of the Bank’s internal services, as well as the independent advice of two leading external firms in the field of remuneration of directors and senior executives, namely WTW, for market analysis and benchmarking and J&A Garrigues, S.L.P. for the legal analysis of the Policy.

In establishing the new Policy, the Remuneration Committee took into account, among other matters, the suggestions received within the framework of the constant and constructive dialogue that BBVA maintains with its shareholders, investors and other stakeholders, as well as the results of the votes in recent financial years on the proposals submitted to the General Shareholders’ Meeting on matters relating to remuneration, so as to continue to evolve in line with the expectations and latest market trends. Likewise, the Remuneration Committee analyzed the remuneration schemes and, in particular, the variable remuneration models used for similar positions by the main comparable financial institutions comprising BBVA’s peer group for remuneration purposes.

Lastly, pursuant to Articles 511 bis and 529 novodecies of the Spanish Corporate Enterprises Act, the Directors’ Remuneration Policy was submitted, as a separate item on the agenda, to the approval of the Bank’s General Shareholders’ Meeting held on March 17, 2023, which approved it with a majority vote in favor (95.03%).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	20

As part of the governance and supervision model of the Policy, the Remuneration Committee is empowered to propose to the Board of Directors for approval or, where applicable, submission to the General Meeting where required by law, the implementation of all amendments or exceptions to the Policy that may be necessary during its term.

More precisely, the Policy provides that the Board of Directors, following analysis by and on the proposal of the Remuneration Committee, may agree to make temporary derogations to the Policy in connection with the accrual, award, vesting and/or payment of all components provided for in the Policy, if this proves necessary in order to better serve the long-term interests and sustainability of the Company as a whole or to ensure its viability.

The BBVA Directors’ Remuneration Policy is available on the Bank’s website6.

6 https://shareholdersandinvestors.bbva.com/wp-content/uploads/2023/02/12_BBVA_Directors_Remuneration_Policy_Agenda_item_4.pdf

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	21

2.2. Remuneration system for executive directors 2023

Pursuant to the Policy, executive directors have their own remuneration system, defined in accordance with best market practices, the concepts of which are included in Article 50 bis of the Bylaws and correspond to those that are also, generally, applied to members of BBVA’s Senior Management.

2.2.1. Items of the remuneration system for executive directors 2023

Item	Features and amounts as provided for in the Policy and contractually
Annual Fixed Remuneration (AFR) (Salary)

•  Chair (Carlos Torres Vila): € 2,924 thousand

•  Chief Executive Officer (Onur Genç): €2,179 thousand

•  Adequate to the functions performed and the level of responsibility of the executive directors and competitive in the market.

Remuneration in kind	• In line with the benefits recognized for Senior Management. • See breakdown of amounts corresponding to 2023 in paragraph 3.2 A. b).
Contribution to pension systems

Retirement

•   Chair: pension commitment to cover the contingency of retirement:

–   Defined contribution system (agreed annual contribution of €439 thousand (15% AFR).

–   Benefit to be received, in the form of income or capital, when reaching the legal retirement age, provided that termination does not occur due to a serious breach of duties.

–   There is no possibility of receiving the pension in advance.

•   Chief Executive Officer: the Bank has not assumed retirement commitments.

Death and disability • The Bank pays insurance premiums for the coverage of death and disability contingencies for both executive directors. • See breakdown of premiums in 2023 in section 3.2 A.c.
Other fixed allowances	• Chair: renting and ADSL allowances. • Chief Executive Office: – Cash in lieu of pension (€654 thousand) (30% RFA). – Mobility allowance (€600 thousand).
Annual Variable Remuneration (AVR)

•   Target AVR (100%) = Target STI (64%) + Target LTI (36%)

–   Calculation of the STI and LTI based on the results of Annual and Long-Term Indicators (financial and non-financial), according to pre-established targets, scales of achievement and weightings.

–   STI and LTI equivalent to the Target STI and Target LTI if 100% of the targets are achieved.

–   Achievement scales limited to 150%

–   More than 50% of the AVR will be paid in shares or instruments.

–   At least 60% of the AVR is deferred over 5 years.

–   Ex post risk adjustments to the Deferred AVR in the event of capital and liquidity thresholds not being reached.

–   Malus and clawback arrangements regarding 100% of AVR (both in cash and in shares or instruments).

–   Withholding of shares or instruments for 1 year after delivery.

Chair

Target AVR: €3,572 thousand

–  Target STI: €2,286 thousand (64% of Target AVR)

–  LTI Target: €1,286 thousand (36% of the AVR Target)

Chief Executive Office

Target AVR: €2,672 thousand

–  Target STI: €1,710 thousand (64% of Target AVR)

–  LTI Target: €962 thousand (36% of the Target AVR)

– See breakdown of the amount of the 2023 AVR in section 3.2 B a).

Non-competition agreement

•   Two years of duration after termination of office of the executive director.

•   Payment of one AFR for each year of duration of the agreement.

•   Provided that the termination does not occur due to retirement, disability or serious breach of duties.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	22

As for the rest of the members of the Identified Staff, and in compliance with the provisions of the European prudential regulations applicable to the Bank as a credit institution, the Policy establishes that the total remuneration of executive directors shall be duly balanced between fixed and variable components.

To this end, the Directors’ Remuneration Policy establishes the theoretical relative proportion between the main fixed and variable components of the remuneration of BBVA’s executive directors (“target ratios”), that take into account both the role carried out by executive directors and their impact on the risk profile of the Group, as they do for the rest of members of the Identified Staff:

Executive director	Annual Fixed Remuneration	Target Annual Variable Remuneration

Chair	45%	55%

CEO	45%	55%

In order to establish remunerations that are adequate to the duties performed by the executive directors and competitive with that applicable to equivalent roles in the main peer institutions of the Bank, when determining their compensation, consideration is given, among other matters, to the compensation established for similar positions in the institutions that make up BBVA’s main peer group for remuneration purposes.

More precisely, BBVA’s peer group for remuneration purposes (which remains the same with respect to last year) comprises the institutions listed below, which are those considered to compare best with the BBVA Group in terms of size, business, activity and the regions and markets in which it operates:

Peer group of reference for remuneration purposes
Banco Santander (Spain)	Deutsche Bank (Germany)
Caixabank (Spain)	Commerzbank (Germany)
BNP Paribas (France)	Unicredito Italiano (Italia)
Société Générale (France)	Intesa San Paolo (Italy)
Barclays (United Kingdom)	ING Group (The Netherlands)
HSBC (United Kingdom)	Scotiabank (Canada)
Lloyds Banking Group (United Kingdom)	Banorte (Mexico)

Thus, the institutions that make up the peer group for remuneration purposes are global banking groups that either have a good domestic positioning or are banking groups with geographical diversification, which often include a significant presence in emerging countries, Latin America and/or the United States. Likewise, these institutions also have a balance sheet size and/or a business model similar to that of BBVA, with a significant weight of retail business, in general terms, and/or are committed to digitalization as a strategic priority.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	23

Regarding the variable remuneration model, as set out above, the executive directors are granted an Annual Variable Remuneration that is awarded each financial year and, as from 2023, comprises a Short-Term Incentive and a Long-Term Incentive.

The Annual Variable Remuneration of executive directors is subject to the same accrual, award, vesting and payment rules applicable to the Annual Variable Remuneration of the Identified Staff, albeit with certain specificities due to their status as directors. Thus, in order to align remuneration with effective risk management, the Policy sets out the following rules:

∎   Accrual and award of Annual Variable Remuneration

In order to ensure alignment and linkage with the results and long-term sustainability of the Institution, the annual variable remuneration of executive directors will not accrue, or will be reduced upon accrual, in the event that a certain level of profits and capital ratio approved by the Board of Directors is not reached, which are equally applicable to the rest of the workforce.

Likewise, the annual variable remuneration will be reduced at the time of the assessment of the performance of executive directors, in the event of a negative performance of the Group’s results or of other parameters such as the degree of achievement of the budgeted targets.

In line with the corporate variable remuneration model applicable to BBVA Group’s workforce, the annual variable remuneration of executive directors includes a short-term incentive that is awarded annually and reflects the performance measured through the achievement of targets established to assess the results obtained in each year for a series of indicators aligned with the most relevant management metrics and with the strategic priorities defined by the Group (the “Short-Term Incentive” or “STI”).

In addition, the annual variable remuneration of executive directors includes a long-term incentive that reflects performance over a multi-year horizon, with the determination of its final amount being dependent on the result of a series of long-term targets, with a measurement period of four years, that allow of an assessment of results and compliance with the Group’s long-term strategy (the “Long-Term Incentive” or “LTI”).

The annual variable remuneration will be aligned with the applicable regulatory framework, as well as with the principles governing the Directors’ Remuneration Policy. In no case will it limit the Group’s ability to have a solid capital base in accordance with regulatory requirements, and will take into account current and future risks, as well as the necessary cost of capital and liquidity, reflecting a sustainable and risk-adjusted performance.

Award of the Short-Term Incentive

The STI of each executive director will be calculated taking as reference the Target STI established for each of them, which represents the amount of the STI in the event that 100% of the pre-established targets are achieved (the “Target STI”), and based on:

(i) metrics or indicators (both financial and non-financial) subject to an annual measurement period, which take into account the strategic priorities established by the Group, as well as current and future risks (the “Annual Indicators”); and

(ii)  the corresponding scales of achievement, according to the weighting assigned to each indicator and based on the targets set for each of them.

The amount of the STI may range between 0% and 150% of the Target STI.

All the foregoing, as established annually by the Board of Directors, at the proposal of the Remuneration Committee.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	24

Award and calculation of the Long-Term Incentive

As in the case of the STI, the LTI of each executive director shall only be awarded, once the financial year to which it corresponds has ended, if the Group reaches the profit and capital ratio thresholds approved annually by the Board of Directors for the accrual of the annual variable remuneration. Its final amount will be calculated taking as reference the Target LTI established for each executive director, which represents the amount of the LTI in the event that 100% of the pre-established targets are achieved (the “Target LTI”), based on:

(i)

a set of (financial and non-financial) metrics or indicators, with a four-year measurement period, with targets that take into account the strategy defined by the Group and long-term value creation (the “Long-Term Indicators”); and

(ii)	the corresponding scales of achievement, according to the weighting assigned to each Long-Term Indicator and based on the targets set for each of them.

The final amount of the LTI may range between 0% and 150% of the Target LTI.

All the foregoing, as established annually by the Board of Directors, at the proposal of the Remuneration Committee.

The sum of the amounts awarded under the STI and the LTI will constitute the annual variable remuneration for the financial year of each executive director (the “Annual Variable Remuneration” or “AVR”).

▪	Vesting and payment of the Annual Variable Remuneration

Once the Annual Variable Remuneration has been awarded in the financial year following the one to which it corresponds in accordance with the rules set out before, a percentage not exceeding 40% will vest and be paid, if the relevant conditions are met, as a general rule, in the first quarter of the financial year (the “Upfront Portion” of the AVR). The Upfront Portion will be composed solely of a percentage of the STI.

In order to ensure that the actual payment of the Annual Variable Remuneration takes place over a period that takes into account the Bank’s business cycle and related risks, the remaining amount, meaning at least 60% of the Annual Variable Remuneration, will be deferred over a period of five years and will be paid, if the relevant conditions are met, once each of those five years has elapsed (the “Deferred Portion” of the Annual Variable Remuneration, the “Deferred Annual Variable Remuneration” or the “Deferred AVR”). In no event will this Deferred Portion be paid out faster than on a pro-rata basis.

Within this deferral period, the LTI will only start to be paid after the measurement period of the Long-Term Indicators, to the result of which its final amount is conditioned, has elapsed. Therefore, the LTI will form part of the Deferred Portion of the AVR for each executive director.

▪	Payments in shares or instruments linked to shares

The Upfront Portion of the Annual Variable Remuneration will be paid 50% in cash and 50% in BBVA shares, while the Deferred Portion will be paid 40% in cash and 60% in BBVA shares and/or in instruments linked to BBVA shares.

In accordance with the above, the Board of Directors, at the proposal of the Remuneration Committee, may determine that a portion of the Deferred AVR in shares is delivered in options on BBVA shares or other types of instruments linked to shares.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	25

▪	Retention period for the shares or instruments

Shares or instruments received as Annual Variable Remuneration shall be withheld for one year running from the date of delivery. The foregoing shall not apply to those shares that may be sold in order to meet the payment of taxes accruing on delivery of the shares and/or instruments.

▪	Ex-post risk adjustments to the Deferred Portion of the Annual Variable Remuneration

To ensure that the Annual Variable Remuneration is commensurate with the Group’s risks, the Deferred Portion may undergo certain ex post risk adjustments, meaning that it will not vest, or may be reduced, if certain capital and liquidity thresholds are not met.

To this end, each year the Board of Directors shall, at the proposal of the Remuneration Committee, and following an analysis by the Risk and Compliance Committee, establish the capital and liquidity thresholds which, depending on the level reached, may lead to a reduction, possibly to zero, of the Deferred AVR (both in cash and in shares or instruments) awarded pursuant to the Policy and that vests and becomes payable in each financial year, thus ensuring that the Annual Variable Remuneration will be paid only if it is sustainable in view of the Bank’s payment capacity, based on its prevailing capital and liquidity position.

The Board of Directors, at the proposal of the Remuneration Committee, and following an analysis by the Risk and Compliance Committee, shall also determine the relevant scales of reduction for these thresholds and decide whether the aforementioned ex post risk adjustments should be made and, if so, the amount of the Deferred Portion of the AVR that should be reduced.

▪	Malus and clawback arrangements

The total Annual Variable Remuneration of executive directors, both in cash and in shares and/or instruments linked to BBVA shares, will be subject to clauses for the reduction and recovery of the variable remuneration (“malus” and “clawback”) during the entire period of deferral and unavailability of the shares or instruments, under the same terms applicable to the rest of the Identified Staff.

The application of the malus and clawback clauses will be linked to a deficient financial performance of the Bank as a whole or of a specific division or area or of the exposures generated by an executive director, when derived from a series of circumstances set forth in the Policy. They may also be applied in the event that such circumstances cause significant reputational damage to the Bank, irrespective of the financial impact caused.

Furthermore, pursuant to the recent US regulations applicable to the Bank in this matter, the new Policy includes an additional triggering event in the malus and clawback clause applicable to executive directors and the rest of the Senior Management, should the Bank be required to prepare an accounting restatement to correct a material error in the financial statements that would have given rise to the award and/or payment of variable remuneration that was erroneously calculated.

▪	Limitation on variable remuneration

The variable component of the remuneration for a financial year shall be limited to a maximum amount of 100% of the fixed component of total remuneration, unless the General Shareholders’ Meeting resolves to increase this percentage up to a maximum of 200%, all in accordance with the procedure and requirements set forth in applicable law and regulations.

▪	Prohibition on hedging strategies

The use of personal hedging strategies and insurance relating to variable remuneration and liability that could undermine the effects of alignment with prudent risk management is prohibited.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	26

The rules for the accrual, award, vesting and payment of the Annual Variable Remuneration of executive directors set forth in the Policy are illustrated in the figure provided below as an example:

In addition, the Policy includes further restrictions on the transferability of shares or instruments linked to shares derived from variable remuneration, in line with the provisions of Recommendation 62 of the CNMV’s Good Governance Code of Listed Companies.

Thus, upon receipt of the BBVA shares or instruments linked to BBVA shares arising from the settlement of the executive directors´ variable remuneration, the executive directors may not transfer their ownership until a period of at least three years has elapsed, unless the director in question maintains, at the time of the transfer, through the ownership of shares, options or other financial instruments, a net economic exposure to the variation in the price of the shares for a market value equal to at least twice their Annual Fixed Remuneration. The foregoing shall not apply to any shares that the director needs to dispose of in order to cover the costs associated with their acquisition or, subject to approval by the Remuneration Committee, in the event of extraordinary situations that require it.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	27

2.2.2. Main terms and conditions of the executive directors’ contracts

The remuneration, economic rights and compensation of each executive director are determined on the basis of their level of responsibility and the duties they perform, and are competitive in comparison to those of equivalent functions at the group of main peer institutions. These terms and conditions are included in their respective contracts, which are approved by the Board of Directors on the proposal of the Remuneration Committee.

Pursuant to the Policy, the main features of the executive directors’ contracts are as follows:

▪  They have an indefinite term.

▪  They do not establish any prior notice period, tenure or loyalty clauses.

▪  They include a post-contractual non-compete clause.

▪  They do not include commitments to make severance payments.

▪  They include a welfare portion, according to the individual circumstances of each executive director, including appropriate insurance and pension systems.

Pension commitments undertaken in favor of the executive directors

The Bank has undertaken pension commitments to cover the contingency of retirement of the Chair. These commitments have the following main characteristics, in line with those undertaken with the rest of the Bank’s Senior Management:

▪  They are defined-contribution systems whereby the annual pension contributions made to cover the contingency of retirement are established in advance (15% of the Annual Fixed Remuneration).

▪  They do not provide for the possibility of receiving the retirement pension in advance.

The Bank has not undertaken any retirement commitments in favor of the Chief Executive Officer, paying him instead an annual sum in cash (“cash in lieu of pension”) equal to 30% of his Annual Fixed Remuneration.

In addition, the Bank has undertaken commitments in favor of both the Chair and the Chief Executive Officer to cover the contingencies of death and disability, on the terms set out below.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	28

Commitments undertaken with the Chair

Contingency of retirement

•   The Chair is entitled to a retirement pension upon reaching the retirement age established by law. The amount of this pension will be equal to the sum of the contributions made by the Bank and their corresponding yields up to that date. If the contractual relationship is terminated before he reaches retirement age for reasons other than serious dereliction of duties, he will remain entitled to the benefit, which will be calculated on the basis of all contributions made by the Bank up to that date plus the corresponding cumulative yield, without the Bank being required to make any additional contributions as of that date.

•   The annual agreed contribution amounts to €439 thousand (15% of his Annual Fixed Remuneration).

•   Meanwhile, for the purposes of Bank of Spain Circular 2/2016, 15% of the annual contribution will be based on variable components and will be considered “discretionary pension benefits”, subject to the relevant provisions for these instruments as set out in that Circular.

More precisely, the final amount of the “discretionary pension benefits” will be determined by reference to the result of the Short-Term Incentive accrued by the Chair in each financial year and will form part of the total amount of variable remuneration for the purposes of the maximum limit between fixed and variable remuneration. In addition, the accrued amount of “discretionary pension benefits” will be subject to a five-year retention period from the time the Chair ceases to render services to the Bank for any reason, it will be paid entirely in BBVA shares and may be subject to reduction or recoupment by virtue of the malus and clawback clauses provided for in the Directors’ Remuneration Policy, during said retention period.

•   The benefit may be received in the form of income or capital.

•   There is no provision for the possibility of receiving the retirement pension in advance.

•   Receipt of the benefit is subject to the condition that termination is not due to serious dereliction of duties.

Contingencies of death and disability

•   In the event of death while in office, his widow will be entitled to an annual widow’s pension and each of his children will be entitled to an orphan’s pension, until they reach the age of 25, in an amount equal to 50% and 20% (40% in the case of full orphaning), respectively, of his Annual Fixed Remuneration.

•   These pensions would be paid from the total fund accumulated for the retirement pension at that time, with the Bank assuming the amount of the corresponding annual insurance premiums to complete the benefit coverage. The cumulative benefits of the widow’s and orphan’s pensions may not exceed 150% of the Annual Fixed Remuneration.

•   In the event of total or full permanent disability while in office, he will be entitled to receive an annual pension equal to 60% of his Annual Fixed Remuneration.

•   Payment of this pension shall be made, firstly, from the total fund accumulated for the retirement pension at that time, with the Bank assuming the corresponding annual insurance premiums to top up the pension coverage.

•   In the event of death while in a situation of disability, his widow will be entitled to an annual widow’s pension and each of his children will be entitled to an annual orphan’s pension until they reach the age of 25, for an amount equivalent to 85% and 35% (40% in the event of total orphaning), respectively, of the disability pension that he was receiving at that time. Such reversion will be in any case limited to 150% of the disability pension itself.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	29

Commitments undertaken with the Chief Executive Officer

The Bank has not undertaken any retirement commitments in favor of the Chief Executive Officer, although his contract gives him the right to receive an annual sum in cash (“cash in lieu of pension”) in an amount equal to 30% of his Annual Fixed Remuneration.

Contingencies of death and disability

•   In the event of death while in office, his widow will be entitled to an annual widow’s pension and each of his children will be entitled to an annual orphan’s pension until they reach the age of 25, for an amount equivalent to 50% and 20% (30% in the event of total orphaning), respectively, of the Annual Fixed Remuneration of the previous 12 months, with the Bank assuming the corresponding annual insurance premiums to guarantee the benefit coverage. The cumulative benefits of the widow’s and orphan’s pensions may not exceed 100% of the Annual Fixed Remuneration for the previous 12 months.

•   In the event of total or full permanent disability while in office, he will be entitled to receive an annual pension in an amount equal to 62% of his Annual Fixed Remuneration for the previous 12 months. This pension will revert to his spouse and children in the event of death in the percentages cited above but shall be limited in all cases to 100% of the disability pension, with the Bank assuming the amount of the corresponding annual insurance premiums to guarantee the benefit coverage.

2.2.3. Other terms and conditions of the executive directors’ contracts

Additional allowance to the Chief Executive Officer’s fixed remuneration

In view of his status as an international senior executive, the Chief Executive Officer’s contract provides that he is entitled to an annual cash sum as a mobility allowance, in line with the commitments that may be made in favor of other expatriate members of Senior Management. This allowance amounts to €600 thousand per year.

Post-contractual non-compete arrangements

The executive directors’ contracts also include a post-contractual non-compete arrangement, effective for a two-year period after they cease to serve as BBVA executive directors, provided that they do not leave due to retirement, disability or serious dereliction of their duties. As consideration, executive directors will receive compensation from the Bank of an amount equivalent to an Annual Fixed Remuneration for each year of its duration, which will be payable monthly.

Termination of the contractual relationship

The contracts of executive directors do not include the right to a severance payment in the event of termination of their contractual relationship.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	30

2.3. Remuneration system for non-executive directors 2023

Pursuant to the Policy and Article 33º bis of the Bylaws, the remuneration system for non-executive directors is based on the criteria of responsibility, dedication and incompatibilities inherent to the role they undertake, and consists of fixed remuneration only, comprising the following items:

Item	Payment	Other features

Annual fixed allowance

Monthly in cash for the position of member of the Board and member or chair of the various Committees and, as the case may be, for the performance of other duties (such as the position of Lead Director or Deputy Chair)

Overall limit approved by the General Meeting: 6 million euros per year See amounts for 2023 in sections 3.3. A and B.

Remuneration in kind	The Bank pays the corresponding premiums of healthcare and accident insurance

Fixed remuneration system with deferred delivery of BBVA shares	Annual allocation of a number of theoretical shares, with effective delivery of BBVA shares after the director ceases to hold such office for any reason other than a serious dereliction of duties	Allocation equal to 20% of the annual fixed allowance in cash received during the previous financial year

Amounts corresponding to the annual fixed allowance approved by the Board of Directors

Position	€ thousand

Member of the Board of Directors	129

Member of the Executive Committee	167

Chair of the Audit Committee	165

Member of the Audit Committee	66

Chair of the Risk and Compliance Committee	214

Member of the Risk and Compliance Committee	107

Chair of the Remuneration Committee	107

Member of the Remuneration Committee	43

Chair of the Appointments and Corporate Governance Committee	115

Member of the Appointments and Corporate Governance Committee	46

Chair of the Technology and Cybersecurity Committee *	107

Member of the Technology and Cybersecurity Committee	43

Deputy Chair	50

Lead Director	80

* As of the date of this Report, the position of Chair of the Technology and Cybersecurity Committee is not remunerated as the Chair of the Board of Directors holds this position.

These amounts were approved by the Board of Directors on May 29, 2019, on the proposal of the Remuneration Committee, following analysis of the corresponding market comparisons. Without prejudice to the reallocation of amounts to adapt them to the functions of each Committee and position, no increases have taken place since 2007.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	31

3.	Result of the implementation of the Policy in 2023

The Directors’ Remuneration Policy in effect during the financial year last ended (2023) was approved at the Bank’s Annual General Shareholders’ Meeting held on March 17, 2023. The outline and main features of the Policy are set forth in section 2 above.

The way in which the Policy was implemented in 2023 is detailed below, following the procedure established for this purpose in the Policy itself and in the Regulations of the Board of Directors and the Remuneration Committee, with respect to which no deviation has occurred during the year. No temporary derogations were made to the Policy either, in accordance with the procedure set forth therein, given the absence of any circumstances that would advise or justify this.

The process followed to implement the Directors’ Remuneration Policy and to determine the individual remuneration of directors was led and overseen directly by the Remuneration Committee. During the 2023 financial year, this Committee took the actions detailed below, among others, submitting to the Board of Directors, as appropriate, the corresponding resolution proposals.

3.1.	Activities of the Corporate Bodies in 2023 regarding the Directors’ Remuneration Policy

Definition of the BBVA Directors’ Remuneration Policy

As described in section 2.1. of this Report, the Remuneration Committee analyzed the proposals for the approval of a new Directors’ Remuneration Policy for financial years 2023 to 2026, which followed from the strategic reflection carried out by the Committee in 2022 in relation to BBVA’s remuneration policies. This reflection took particular account of the evolution of the variable remuneration model for executive directors and the rest of the Identified Staff, with the fundamental objective of strengthening the alignment of the remuneration of this group with the creation of value, long-term sustainable performance and sound and effective risk management.

As a result, the Remuneration Committee, following analysis by the Risk and Compliance Committee, submitted to the Board of Directors, a proposal of new policy, together with its accompanying report.

Once approved by the Board of Directors, the Policy, accompanied by the specific report of the Remuneration Committee, was submitted to the consideration of the Annual General Shareholders’ Meeting held on March 17, 2023, which approved it with a majority of votes in favor of 95.03%.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	32

Supervision and monitoring of the implementation of the Directors’ Remuneration Policy

During the 2023 financial year, the Remuneration Committee and the Board of Directors carried out the necessary actions to implement, supervise and monitor the provisions of the Directors’ Remuneration Policy.

To this end, the Board of Directors analyzed the remuneration matters pertaining to directors, approving the following resolutions, in accordance with the proposals submitted, in each case, by the Remuneration Committee and based on the prior analysis, discussion and interaction carried out by this Committee with the executive team:

Remuneration matters for executive directors

With regard to the remuneration of executive directors, the Board of Directors, on the proposal of the Remuneration Committee, and pursuant to the remuneration policies applicable in each financial year:

✔   Approved the award of the 2022 AVR for the executive directors, in view of the result of the pre-defined annual performance indicators and in accordance with the corresponding targets, scales of achievement and weightings approved by the Board of Directors in due course, as well as payment of the Upfront Portion of the 2022 AVR, which was due in 2023.

✔   Approved the thresholds and scales of achievement associated with the multi-year performance indicators for the 2022 Deferred AVR of the executive directors, as well as the comparison group for measuring the Relative Total Shareholder Return (TSR) indicator.

✔   Approved the amount of the executive directors’ 2019 Deferred AVR, in view of the result of the pre-defined multi-year performance indicators and in accordance with the corresponding targets, scales of achievement and weightings approved by the Board of Directors at the time.

✔   Approved the payment to the executive directors of the 2021 and 2019 Deferred AVR and to the Chair of the 2018 and 2017 Deferred AVR that was due in 2023 in accordance with the remuneration policies applicable in those years, once the Audit Committee and the Appointments and Corporate Governance Committee, within the scope of their respective powers and the Board itself, verified that the malus arrangements provided for in the applicable remuneration policies for those years did not apply. It also determined the amount corresponding to the update of the cash portion of such deferred remuneration payable in 2023 pursuant to CPI.

✔   Approved the minimum thresholds of Net Attributable Profit and the Capital Ratio for the accrual of the 2023 AVR of the executive directors, in line with those applied for the rest of BBVA’s workforce, which would also be used to determine the initial award of the LTI which is part of the 2023 AVR.

✔   Approved the Annual Indicators for the 2023 STI and their respective weightings, as well as the Long-Term Performance Indicators to calculate the final amount of the 2023 LTI and its weightings, which these last ones being also applicable to the rest of the Identified Staff, including members of Senior Management.

✔  Approved the targets and scales of achievement of the Annual Indicators for the 2023 STI of the executive directors.

✔   Approved the capital and liquidity indicators and their corresponding weightings, the result of which may lead to possible ex post risk adjustments to the Deferred Portion of the AVR of the executive directors awarded under the Policy, and which are also applicable to the rest of the Identified Staff, including members of Senior Management.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	33

Remuneration matters for non-executive directors

Pursuant to the Bylaws framework and the Directors’ Remuneration Policy, in accordance with the fixed remuneration system with deferred delivery of shares applicable to non-executive directors, the Board of Directors approved the allocation of a number of theoretical shares to each non-executive director who was beneficiary of the system, with this allocation corresponding to 20% of the annual fixed allowance in cash received in the previous financial year. The Board of Directors also approved, under this same system, the settlement and delivery, to the non-executive director who ceased to hold office on March 17, 2023, of a number of BBVA shares equal to the total theoretical shares she had accumulated up to that date under the system.

Approval of the SEC clawback policy

The Board of Directors, at the proposal of the Remuneration Committee, and in furtherance of the provisions of the clauses for the reduction and recovery of variable remuneration provided for in the Directors’ Remuneration Policy, approved a specific policy for the recovery of erroneously awarded remuneration due a material error in the financial statements, in accordance with the provisions of the US regulations applicable to the Bank in this matter[7].

Supervision of the implementation of the remuneration policies

Following an analysis by the Remuneration Committee, the Board of Directors also analyzed the result of the internal, central and independent assessment carried out by the Internal Audit area on the implementation of the BBVA Directors’ Remuneration Policy and the BBVA Group General Remuneration Policy during financial year 2022.

Resolution proposals to the Shareholders’ General Meeting

In addition to the Directors’ Remuneration Policy for financial years 2023-2026, the Board of Directors resolved to submit to the 2023 Annual General Shareholders’ Meeting:

✔  The approval of a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration applicable to a maximum of 281 members of the Identified Staff, including directors and members of Senior Management; submitting also the corresponding report for the shareholders regarding this resolution, in accordance with the proposal of the Remuneration Committee.

✔  The consultative vote on the Annual Report on the Remuneration of BBVA Directors for financial year 2022, based on the text proposed by the Remuneration Committee and drawn up in accordance with the provisions of CNMV Circular 4/2013 and in compliance with Article 541 of the Spanish Corporate Enterprises Act.

For further details on the activities carried out by the Remuneration Committee in 2023, please see the Committee’s 2023 activity report, which is published on the Bank’s website.

7 Section 240.10D-1 of the Securities Exchange Act of 1934, as adopted by the US Securities and Exchange Commission to implement Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which in turn has been implemented by the New York Stock Exchange through Section 303A.14 of the New York Stock Exchange Listed Company Manual and which is applicable to the Bank as a foreign issuer listed on such market.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	34

3.2.	Remuneration accrued by executive directors in 2023

In accordance with the remuneration system described in section 2.2. above, the breakdown of the individual remuneration accrued by the executive directors in 2023 is as follows:

A.	FIXED REMUNERATION 2023

a)	Annual Fixed Remuneration 2023

Annual Fixed Remuneration (salary) (€ thousand)

Chair	2,924

Chief Executive Officer	2,179

These amounts are included for each executive director in section C.1. a) i), “Salary”, of the CNMV Statistical appendix included as section 5 of this Report.

b)	Remuneration in kind 2023

In 2023, the Bank has paid the following amounts as remuneration in kind for executive directors, which correspond to health insurance premiums and the tax payments on account by the employer made by the Bank with regard to insurance premiums.

Remuneration in kind (€ thousand)

Chair	172

Chief Executive Officer	131

These amounts are included for each executive director in section C.1. a) iv), “Detail of other items”, of the CNMV Statistical appendix included as section 5 of this Report.

c)	Contributions to pension systems 2023

The pension-related commitments undertaken with the executive directors are set forth in their respective contracts, which are approved by the Board of Directors. The main terms and conditions of these contracts have been described in section 2.2.2.

The Bank has undertaken pension commitments with the Chair to cover the contingency of retirement. In the case of the Chief Executive Officer, the Bank has not undertaken any retirement commitments, paying him instead an annual sum in cash (“cash in lieu of pension”) equal to 30% of his Annual Fixed Remuneration.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	35

In financial year 2023, the Bank made the following contribution to cover the contingency of retirement for the Chair as provided for in his contract:

Pension system for the retirement contingency (€ thousand)

	Annual contribution	Accumulated funds as of 31/12/2023

Chair	458	24,759

Pursuant to the Policy, in financial year 2023, the annual contribution agreed to cover the contingency of the Chair’s retirement was €439 thousand, which represents 15% of the Chair’s Annual Fixed Remuneration.

Likewise, in accordance with the Policy, 15% of the agreed annual contribution to the Chair’s retirement pension qualifies as “discretionary pension benefits” and is, therefore, linked to variable components and subject to the conditions and requirements relating to delivery in shares, retention and malus and clawback provided for this kind of remuneration in the applicable regulations.

Therefore, of the annual pension contribution for financial year 2022 (€439 thousand), 15% (€66 thousand) was recorded as “discretionary pension benefits” (which was already declared by the Bank at the end of 2022). Once the 2022 financial year ended, this amount was adjusted in view of the result of the Chair’s AVR 2022, which resulted in an upward adjustment to the pension contribution to be made in 2023 of €19 thousand. In accordance with the above, an amount of €458 thousand has been recorded in 2023.

These amounts are included in section C.1. a) iii), “Savings schemes with non-vested economic rights”, of the CNMV Statistical appendix included as section 5 of this Report.

For its part, in 2023, the Bank has paid the annual insurance premiums to cover the death and disability contingencies of executive directors.

Insurance premiums to cover the death and disability contingencies (€ thousand)

Chair	322

CEO	230

These amounts are included in section C.1. a) iv) “Detail of other items” of the CNMV Statistical appendix included as section 5 of this Report.

d)	Other fixed allowances 2023

The Chair received €41 thousand as renting of vehicle and ADSL allowances.

The Chief Executive Officer received a cash payment in lieu of pension (“cash in lieu of pension”) in the amount of €654 thousand and an annual mobility allowance in the amount of €600 thousand.

These amounts are included in section C.1. a) i), “Other items”, of the CNMV Statistical appendix included as section 5 of this Report.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	36

B.	VARIABLE REMUNERATION 2023

(a)	Annual Variable Remuneration 2023

The Directors’ Remuneration Policy contains rules for calculating the Annual Variable Remuneration that preclude the use of discretionary criteria, thereby aiming to prevent conflicts of interest, and ensure the alignment of remuneration with the Institution’s business strategy and its long-term objectives, values and interests.

In accordance with the new Directors’ Remuneration Policy approved at the General Meeting on March 17, 2023, the Annual Variable Remuneration of the executive directors for financial year 2023 comprises two components: a Short-Term Incentive and a Long-Term Incentive, the features and rules on accrual, award, vesting and payment of which are as set out in section 2.2.1.

Short-Term Incentive 2023

The Short-Term Incentive, in line with the model applicable to the rest of the Group’s employees8, is calculated on the basis of a “target” short-term incentive determined by the Board of Directors, on the proposal of the Remuneration Committee, which represents the amount of the Short-Term Incentive if 100% of the pre-established targets are met.

For 2023, the Target Short-Term Incentive for each executive director (corresponding, in each case, to 64% of their Target Annual Variable Remuneration) is as follows:

TARGET SHORT-TERM INCENTIVE 2023 (€ thousand)

Chair Carlos Torres Vila	2,286
Chief Executive Officer Onur Genç	1,710

Annual Indicators STI 2023

The Annual Indicators used to calculate the Short-Term Incentive for financial year 2023, and their related weightings, were approved by the Board of Directors at the beginning of 2023, on the proposal of the Remuneration Committee.

Each Annual Indicator has an associated target and scale of achievement, as approved by the Board of Directors at the beginning of financial year 2023, following the report of the Remuneration Committee, taking into account budgetary compliance in the case of the financial indicators.

The amount of the STI, in accordance with the corresponding scales of achievement, may range from 0% to 150% of the Target STI, such that the maximum STI payout opportunity for each executive director is limited to 1.5 times their Target STI.

8 In addition, other supplementary incentive schemes may be established, depending on the nature of the business and/or market practices, such as in the case of Retail Banking, Wholesale Banking or Investment Banking businesses, etc.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	37

The Annual Indicators for the calculation of the 2023 STI of the executive directors are as follows:

ANNUAL INDICATORS (MEASUREMENT 2023 )	WEIGHTING
Net attributable profit	20%
RORC	20%
Efficiency ratio	20%
Net recommendation index (NPS)	15%
Target customers	15%
Mobilization of sustainable financing	10%

In order to monitor progress in the execution of the strategic priorities, a set of strategic metrics or indicators have been defined, both financial and non-financial, which are integrated into the Group’s different management processes, such as the planning and budgeting process, in the prioritization of resources and investments, and which are also used the purposes of the variable remuneration system. Therefore, the indicators used for the calculation of the Short-Term Incentive are linked to the Bank’s strategic priorities.

In this way, the financial indicators are aligned with the Group’s most relevant management metrics and are commensurate with the duties performed by the executive directors. In particular, they relate to capacity to generate profits, efficiency, return on capital, and the current and future risks implicit in the results.

Meanwhile, the non-financial indicators relate to the degree of customer satisfaction, growth in customers and the channeling of sustainable business.

ANNUAL INDICATORS STI 2023

Net attributable profit

The net attributable profit (loss) is the net attributable profit (loss) of the Group’s consolidated income statement from continued operations and the profit (loss) after tax from discontinued operations. For remuneration purposes, the profit (loss) is calculated excluding the Group’s non-recurring results’ amounts of the net attributable profit (loss) of the Group’s consolidated Income Statement.

“Driving operational excellence”
RORC

The RORC (return on regulatory capital) ratio measures the return in relation to the regulatory capital required to meet the target[1] CET1 fully-loaded ratio. Its calculation formula is as follows:

     Net Attributable profit

  Medium regulatory capital of the Group

Explanation of the formula: the numerator is the net attributable profit for remuneration purposes described above and the denominator is the medium regulatory capital of the Group, defined as the risk-weighted assets multiplied by the target CET1 fully-loaded ratio plus regulatory deductions plus differences of perimeter in equity between regulatory and accounting view minus Solvency minority interests.

[1] For financial year 2023 the target CET1 fully-loaded ratio considered for this metric has been positioned at 12%, in the high part of the target management range of the Group, which is established at 11.5%-12.0% of CET1.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	38

Efficiency ratio	The efficiency ratio measures the percentage of gross income consumed by the operating expenses. Its calculation formula is as follows:
Operating expenses Gross margin

Explanation of the formula: both the “Operating expenses” and the “Gross margin” figures are taken from the Group’s consolidated income statement. Operating expenses are the sum of the administration costs (personnel expenses plus other administrative expenses) plus depreciation. Gross income is the sum of net interest income, net fees and commissions, net trading income, dividend income, share of profit or loss of entities accounted for using the equity method, and other operating income and operating expenses, and assets’ income and expenses of liabilities under insurance or reinsurance contracts.

NPS

The Net Promoter Score (NPS) aims to provide information on the level of recommendation of clients for different segments in a differentiated manner (Consumers, SMEs and Commercial), as well as the factors that contribute to such a decision.

The achievement of this indicator at Group level is calculated as the weighted average over the net margin of the level of achievement obtained by the different countries by reference to the targets set for each of them for the different segments in each financial year.

For determining the level of achievement of the indicator both its absolute and relative results will be taken into account, in a different proportion, which may vary in accordance with the position that BBVA maintains in each country in the ranking with its peers in the last two years (assessed year and the previous year). Thus, in both cases the results of the indicator (absolute and relative) will be measured against the established targets.

“Improving our clients’ financial health”
Target customers

The Target customers indicator allows to monitor the growth of a group of significant clients in each country, that is, those clients in which the Group wants to grow and retain, in different segments (Consumers, SMEs and Commercial), because it considers them of high value, either for their level of assets, liabilities or transactionality with BBVA.

The achievement of this indicator at Group level is calculated as the weighted average over the net margin of the level of achievement obtained by the different countries by reference to the targets set for each of them for the different segments in each financial year. Thus, to determine the level of achievement, the result of the indicator will be measured against the established targets.

“Reaching more clients”
Mobilization of sustainable financing

This indicator measures the amount of sustainable business or business that drives sustainability channelized by BBVA and geared towards contributing to the fight against climate change and the fostering of inclusive growth.

It is considered as channeling of sustainable business all mobilization of financial cash flows, in a cumulative way, in relation with activities, clients or products which are considered sustainable or that drive sustainability in accordance with both internal and market standards, regulations and best practices. The foregoing is understood without prejudice to the fact that said mobilization, both initially and subsequently, may not be registered in the income statement. For the determination of the amounts of sustainable business channelized internal criteria based both in internal and external information, whether public, made available by clients or by third parties (mainly data providers and independent experts) is used.

“Helping our clients transition towards a sustainable future”

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	39

The targets, scales of achievement and weightings established by the Board of Directors in 2023 for each Annual Indicator were the following:

ANNUAL INDICATORS STI 2023

Indicator	Weighting	Scale	Level of achievement
		≥ 8,193 Mill €	150%
Net attributable profit	20%	7,124 Mill €	100%
		≤ 4,987 €	0%
		≥ 19.03%	150%
Return on Regulatory Capital (RORC)	20%	16.55%	100%
		≤11.59%	0%
		≤40.82%	150%
Efficiency ratio	20%	44.13%	100%
		≥47.44%	0%
		150	150%
Net Promoter Score	15%	100	100%
		0	0%
		150	150%
Target customers	15%	100	100%
		0	0%
		≥ 64,708 Mill €	150%
Mobilization of sustainable financing	10%	55,004 Mill €	100%
		≤43,682 Mill €	0%

In 2023, the individual indicators for each executive director (related to their roles and responsibilities) have been removed. The results of these indicators were assessed overall, based on the Bank’s progress towards the strategic dimensions to be pursued by each executive director. In this way, full traceability of the performance of the indicators, their results and their effect on the calculation of variable remuneration is provided.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	40

Link between 2023 STI and the results of BBVA Group in 2023

The results of the Annual Indicators used to calculate the Short-Term Incentive of the executive directors, which are also the Group indicators used to calculate the Annual Variable Remuneration for the rest of the Group’s employees, have been as follows:

▪

In 2023, the BBVA Group reported a net attributable profit of €8,019 million, which represents an increase of 26% with regard to the previous year. This good performance is largely due to a very positive evolution of the recurrent income, with an evolution of the operating expenses in similar terms to that of the inflation in the Group’s footprint and a more normalized level of provisions than in previous years. This profit amount is the one that has been taken into consideration for incentive purposes and, therefore, the one that has been considered for the calculation of the rest of the financial indicators for incentive purposes.

▪

The positive drive the recurrent income has not only driven the Group’s profit but it has also led to a new improvement of the efficiency ratio, as well as to an annual progress in the level of profitability, measured by the RORC, thus placing the result of both indicators above the targets set.

▪

In 2023, the Bank has channeled a total of 68,218 million of sustainable business aimed at contributing to the fight against climate change and the promotion of inclusive growth, which also places the result of the Mobilization of sustainable financing indicator above the established target. This result, which is the one taken for incentive purposes, does not include the activity of the Fundación Microfinanzas BBVA.

▪

The NPS indicator ended the year with a record result in Spain and BBVA continues to hold the first position in the ranking with its competitors in Mexico. This has placed the result of the indicator above the established target.

▪	The Target Customers indicator ended the year on an upward trend, however its result is placed slightly below the established target mainly due to the SMEs segment.

The exceptional performance in the 2023 financial year has taken place despite the particularly ambitious targets, clearly above those considered by the analyst consensus at the time of their approval.

For the purposes of determining the degree of achievement of these indicators, following the end of the 2023 financial year, the results of each of them were compared with the previously approved targets and, depending on their degree of achievement (measured against the previously established scales of achievement) and taking into account the weighting assigned to each indicator over the total of the Target Short-Term Incentive, the amounts of the Short-Term Incentive for each beneficiary were determined.

Thus, the results obtained in 2023 for the different Annual Indicators, reflect an achievement, at an aggregate level, of 126%.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	41

Long-Term Incentive 2023

The Long-Term Incentive is only awarded if the Group reaches the profit and capital ratio thresholds approved in 2023 by the Board of Directors for the accrual of the AVR.

Its final amount is calculated taking as a reference the Target LTI determined for each executive director, which represents the amount of the LTI in the event that 100% of the pre-established targets are achieved, and based on the result of the Long-Term Indicators, taking into account the targets, scales of achievement and weighings assigned to each of them.

For 2023, the Target Long-Term Incentive of each executive director (which represents, in each case, 36% of their Target Annual Variable Remuneration) is as follows:

TARGET LONG-TERM INCENTIVE 2023 (€ thousand)

Chair Carlos Torres Vila	1,286

Chief Executive Officer Onur Genç	962

Long-Term Indicators LTI 2023

The Long-Term Indicators set for the calculation of the Long-Term Incentive for 2023, as well as their related weightings, were approved by the Board of Directors, following a report by the Remuneration Committee, at the beginning of 2023. These indicators are also used to calculate the Long-Term Incentive for the rest of the Identified Staff.

As in the case of the Annual Indicators, the indicators used to calculate the Long-Term Incentive are also strategic indicators used by the Bank to monitor the progress in the execution of the strategic priorities, being embedded in the different management processes of the Group.

Thus, in order to drive the achievement of long-term strategic objectives in place, the financial Long-Term Indicators will prioritize sustained profitability over time and the creation of value for shareholders and the Institution. Meanwhile, the non-financial indicators will be linked to the Bank’s sustainability goals and objectives, particularly in the social and climate transition fields.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	42

LONG-TERM INDICATORS LTI 2023 (MEASUREMENT 2023-2026)
Tangible book value per share

Represents the shareholder’s tangible net worth as it determines the value of the company obtained “on book” or accounting value for each security held by the shareholder, in the event of liquidation. Its calculation formula is as follows:

(TBV per share)

Explanation of the formula: the figures for “Shareholders’ funds”, “Accumulated other comprehensive income” and “Intangible assets” are all taken from the balance sheet. Shareholders’ funds are adjusted to take into account the execution of the “Dividend-option” at the closing dates on which it was agreed to deliver this type of dividend prior to the publication of the Group´s results. The denominator includes the final number of shares outstanding excluding own shares (treasury shares). In addition, the denominator is also adjusted to include the result of the capital increase resulting from the execution of the dividend options explained above. Both the numerator and the denominator take into account period-end balances.

For remuneration purposes, the figures are adjusted so that the results of non recurrent transactions are not considered. Meanwhile, over the concepts related to the system of remuneration to shareholders, the amounts distributed to them (which include the amounts distributed under the items “Share premium”, as well as the “Interim dividends”) are adjusted.

Relative Total Shareholder Return (Relative TSR)

Relative TSR measures the evolution of total return for the shareholder as the sum of the revaluation in the share price plus dividends.

For these purposes, the evolution of said indicator for BBVA is compared during the measurement period with the Euro Stoxx Banks index.

For the measurement of the indicator, the average price of 31 trading sessions (the 15 sessions before and the 15 sessions after the date in question) of both the index and BBVA will be considered for both the start date and the end date of the measurement.

Euro Stoxx Banks is used as the reference index to compare BBVA’s TSR performance versus that of its peers, because it is an index that specifically represents the banking sector in the eurozone and, therefore, includes institutions subject to the same supervision and regulation as BBVA. In addition, the use of an index ensures a more objective and neutral measure of market performance.

“Driving operational excellence”

Decarbonization of the portfolio

This indicator measures the degree of compliance with the decarbonization targets for certain sectors for which the Bank has published specific targets, in a consistent way with the 2030 Net Zero 2030 commitment. This degree of compliance is assessed on the basis of the percentage variation in each sector between the values at December 31, 2022 (baseline) and the values at December 31, 2026 (end of measurement period). Each sector has a specific weighting in the total computation, so the final achievement of the indicator will be the sum of the achievement for each sector weighted by its weight.

“Helping our clients transition towards a sustainable future”

Percentage of women in management positions

This indicator measures the evolution of the percentage of women in the official workforce who are part of the BBVA Group’s management team. The management team at year-end 2023 was composed of 5,443 people, representing 4.48% of the official workforce. This indicator is fully aligned with the strategic priority of having the best, most committed and diverse team, guided by the Bank’s Purpose and its values and behaviors. It is also accompanied by other diversity initiatives, including an ambitious Talent plan that provides growth opportunities for all.

“The best and most engaged team”

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	43

Each Long-Term Indicator has an associated target and achievement scale, also approved by the Board of Directors, following a report from the Compensation Committee.

The final amount of the LTI, in accordance with the corresponding scales of achievement, may range from 0% to 150% of the Target LTI, such that the maximum LTI payment opportunity for each executive director is limited to 1.5 times their Target LTI.

The Long-Term Indicators used to calculate the 2023 LTI for the executive directors and for the rest of the Identified Staff, and the targets and scales of achievement set for each of them are the following:

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	44

(1)	Each sector has a specific weighting in the overall calculation, so that the final achievement of the indicator will be the sum of the achievement of each sector weighted by its weight.

(2)	Absolute upstream emissions refer to oil and gas exploration and production activities.

(3)	Total amount committed to coal customers who have limited expectations of transitioning in time to meet BBVA’s coal phase out target.

(4)	In the case of coal, a 150% achievement is considered if the 100% reduction is brought forward by two years, i.e., if it is achieved in 2024 instead of 2026.

The achievement of targets of the Decarbonization of the portfolio indicator may depend to a large extent on the actions of third parties, such as customers, agencies, governments and other stakeholders, and may therefore be materially affected by such actions, as well as by other exogenous factors that are not dependent on BBVA or its management. In particular, availability and reliability of the data of clients may affect the targets, due to, among others, changes or recalculation of emissions data by third parties, which are necessary for the BBVA’s target setting. Consequently, the assessment of the achievement of these targets may be reviewed by the Board of Directors, which may adjust it to neutralize such effects insofar as possible.

Results of the 2023 AVR of the executive officers

After verifying compliance with the Net Attributable Profit and Capital Ratio thresholds established for 2023 by the Board of Directors and the level of achievement of the Annual Indicators, the Board of Directors, following a report from the Remuneration Committee, has determined, for each executive director, the amount of the 2023 Short-Term Incentive and the initial grant of the 2023 Long-Term Incentive in its maximum theoretical amount. However, its final amount will depend on the result of the Long-Term Indicators, which may have an achievement level of between 0% and 150%.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	45

Short-Term Incentive 2023

STI 2023

Annual Indicators 2023	Result	Target	Level of achievement

Net attributable profit	8,019 mill.€	7,124 mill.€	138%

RORC	18.06%	16.55%	123%

Efficiency ratio	41.66%	44.13%	137%

Net Promoter Score (NPS) [1]	109	100	109%

Target customers [1]	98	100	98%

Mobilization of sustainable financing [2]	68,218 mill. €	55,004 mill. €	150%

Final level of achievement			126%

(1)

For the NPS and Target Customers indicators, country-level targets have been established. The Group’s achievement for these indicators is calculated as the average weighted by the net margin of the achievements obtained by the countries.

(2)

In 2023, this indicator incorporates the channeling of sustainable business related to inclusive growth, which in 2022 was not included for incentive purposes. On the other hand, the result of the “Target 2025” announced by the Bank for sustainable business channeling does not coincide with the result for incentive purposes, since the latter does not take into account the activity of the Fundación Microfinanzas BBVA.

STI 2023 RESULT (€ thousand)

Chair Carlos Torres Vila	2,871

Chief Executive Officer Onur Genç	2,147

Long-Term Incentive 2023

LTI 2023 SCENARIOS (€ thousand)	Chair	CEO

Level of achievement of targets Long-Term Indicators	LTI	LTI

0%	0	0

100% (Target LTI)	1,286	962

150% (maximum opportunity if all indicators reach its maximum level)	1,929	1,443

The LTI can only vest in its maximum amount in the event that the result obtained for all the Long-Term Indicators, at the end of the 2026 financial year, reaches a degree of achievement of 150%, which would mean an over-achievement of the established targets.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	46

Vesting and payment rules applicable to the 2023 AVR

In accordance with the rules described in section 2.2.1., once the amount of the Annual Variable Remuneration corresponding to 2023 (comprised by the STI and the LTI) has been determined, the Upfront Portion, which is exclusively composed by a portion of the STI, will vest and be paid in the first quarter of 2024, 50% in cash and 50% in BBVA shares.

The remaining amount will be deferred over a period of 5 years and paid, if the relevant conditions are met, once each of the 5 years of deferral has elapsed, without prejudice to any, implicit or explicit, adjustments that may apply and to the final result of the LTI.

The part of the AVR corresponding to the LTI will start to be paid only after the Long-Term Indicators targets’ measurement period, to the result of which its final amount is subject, has elapsed.

The Deferred Portion will be paid 40% in cash and 60% in BBVA shares and/or instruments linked to the BBVA shares.

In accordance with the provisions of the Policy, for the calculation of the share-based part of both the Upfront Portion and the Deferred Portion, the average closing price of the BBVA share between December 15, 2023 (the year to which the AVR corresponds) and January 15, 2024 (the following year), both inclusive, was taken as a reference, which was €8.319 per share.

Pursuant to the Policy, the Board of Directors, on the proposal of the Remuneration Committee, has determined that a portion of the Deferred AVR corresponding to the STI of financial year 2023 of the executive directors is awarded in options on BBVA shares.

Likewise, in application of the Group General Remuneration Policy, the rest of the Identified Staff will also receive part of their 2023 Annual Variable Remuneration in options on BBVA shares, under similar terms to those described for executive directors.

More precisely, it has been determined that from the 60% to be paid in BBVA shares and/or instruments linked to BBVA shares in the framework of the second deferred payment of the STI (ie. after the second year of deferral has elapsed), 42% wil be paid in options on BBVA shares, while the remaining 18% will be paid in BBVA shares.

The underlying asset of each option is a BBVA share. For the calculation of the number of options to be awarded, it has been used the fair value of the option as determined on the basis of the reports issued by independent third parties, which is of €1.1828.

In accordance with the above, 189,609 options have been awarded to the Chair and 141,809 options have been awarded to the Chief Executive Officer.

The strike price will be the average closing price of the BBVA share between December 15, 2023 and January 15, 2024, both inclusive, which was €8.319 per share. The options will be exercised on the expiration date (two years after delivery), provided that the closing price of the BBVA share on the expiration date is above the strike price.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	47

The settlement will be made by differences and the resulting amount will be delivered to the executive directors in BBVA shares. To determine the number of shares to be delivered the following formula is used:

N.º of shares =	[Options x (Market Value of the Share – Strike Price)]
Market Value of the Share

Where:

•	Nº. of shares: number of BBVA shares, rounded up to the nearest whole number, resulting from the exercise of the options.

•	Options: total number of options exercised on the expiry date.

•

Market Value of the Share: closing price of the BBVA share corresponding to the expiry date. In the event that such date coincides with a non-working day for trading purposes, the closing price on the next trading day on which trading has not been suspended or closed will be considered for these purposes.

•

Strike Price: the strike price of the option will be equivalent to the average price of the closing price of the stock exchange sessions between December 15, 2023 and January 15, 2024 (both inclusive).

In accordance with the foregoing, in 2024 the Initial Portion of the 2023 AVR will be paid to the executive directors, with the remaining amount, which includes the LTI initially awarded, being deferred for a period of five years. The LTI will be calculated on the basis of the result of the Long-Term Indicators (after the end of the 2026 financial year).

UPFRONT PORTION AVR 2023	First payment STI 2023
Executive director	Cash (50%) € thousand	Nº of shares (50%)

Chair	897	107,835

Chief Executive Officer	671	80,650

The cash amounts of the Upfront Portion of the 2023 AVR for each executive director are included in section C.1. a) i), “Short-term variable remuneration”, of the CNMV Statistical appendix included as section 5 of this Report. Meanwhile, in accordance with the CNMV’s instructions for the completion of the Statistical appendix, the total number of shares under the 2023 AVR (both the Upfront Portion and the Deferred Portion) are included for each executive director in section C.1. a) ii) “Financial instruments awarded during 2023”, while the number of shares corresponding to the Upfront Portion of the 2023 AVR, as well as the price used for its calculation and the gross profit taking into account the aforementioned data, are included for each executive director in the following cells of that section, respectively: “Financial instruments vested during the year”, “Price of vested shares” and “Gross profit from vested shares or financial instruments (€ thousand)”.

In addition, the 2023 Deferred AVR is subject to explicit ex post risk adjustments, which may involve the reduction, even to zero, of the part of the Deferred Portion to be vested and paid in each year, if certain capital and liquidity thresholds are not met.

To this end, the Board of Directors, at the proposal of the Remuneration Committee, and following an analysis by the Risk and Compliance Committee, has approved that the capital and liquidity indicators to be taken into account to ensure that the payment of the AVR is made only to the extent that it is sustainable in terms of the Bank’s payment capacity, based on its capital and liquidity situation at any given time, are: Common Equity Tier 1 (CET1), fully loaded and Liquidity Coverage Ratio (LCR), with a weighting of 50% each.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	48

Likewise, the Board of Directors will annually establish the minimum thresholds that shall meet these indicators for the payment of the 2023 Deferred AVR that corresponds in each financial year, as well as their corresponding scales, which may determine its reduction, even to zero. These thresholds and scales will be determined by reference to the Risk Appetite Framework and the supervisory and regulatory requirements at the Group level for the financial year previous to that to which payment is due.

In any case, the amount of the 2023 Deferred AVR paid in shares or in instruments linked to shares that ultimately vests will incorporate the implicit adjustments inherent to the fluctuations of the BBVA share price.

Lastly, the remaining vesting and payment rules for the Annual Variable Remuneration for executive directors set forth in the Policy will apply to the 2023 Annual Variable Remuneration. These rules include: (i) the retention of shares and/or instruments received for one year; (ii) hedging and insurance prohibitions; (iii) criteria for updating the deferred cash portion; (iv) malus and clawback arrangements for 100% of the AVR, both the cash portion and the portion in shares and/or instruments; and (v) variable remuneration limited to 100% of the fixed component of the total remuneration, unless the General Meeting resolves to increase it up to a maximum of 200%.

(b) “Discretionary pension benefits” recorded in 2023 to be contributed in 2024

In accordance with the Policy, in 2023, 15% of the annual contribution to cover the contingency of retirement of the Chair, that is, €66 thousand, has been recorded as “discretionary pension benefits”. Following the end of the financial year, this amount has been adjusted in view of the result of the Chair’s 2023 Short-Term Incentive, yielding a figure of €83 thousand, which represents an upwards adjustment of €17 thousand with respect to the initial amount. This amount of €17 thousand will be contributed to the accumulated fund in 2024 and will be subject, as the rest of the “discretionary pension benefits”, to the relevant conditions set out for them in the Policy.

(c) Deferred Annual Variable Remuneration from previous financial years payable in 2024

In accordance with the remuneration policies applicable to executive directors in financial years 2022, 20219, 201910 and 201811, for the purpose of aligning remuneration with risks and long-term results, 60% of the Annual Variable Remuneration corresponding to those financial years and, where applicable, associated with the positions held at that time, was deferred over time.

9 In 2021 and 2022, both the Chair and the Chief Executive Officer were subject to the BBVA Directors’ Remuneration Policy approved by the General Shareholders’ Meeting held on April 20, 2021.

10 In 2019, both the Chair and the Chief Executive Officer were subject to the BBVA Directors’ Remuneration Policy approved by the General Shareholders’ Meeting held on March 15, 2019.

11 In 2018, the applicable policies were, in the case of the Chair, the BBVA Directors’ Remuneration Policy approved by the General Shareholders’ Meeting held on March 17, 2017 and, in the case of the Chief Executive Officer, the BBVA Group Remuneration Policy approved by the Board of Directors on November 29, 2017.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	49

2022 Deferred AVR

60% of the 2022 Annual Variable Remuneration of the Chair and the Chief Executive Officer was deferred over a period of five years (the “2022 Deferred AVR” or the “2022 DAVR”), being payable after each of the five years of deferral has elapsed, in an amount equal to 20% of the 2022 Deferred AVR each year.

The amount of the last three payments to be paid, if so, to executive directors after the first three years of deferral (i.e. in 2026, 2027 and 2028, 20% of the 2022 DAVR each year) will be subject to the outcome of the multi-year performance indicators approved in 2022, which will be disclosed in the relevant Annual Report on the Remuneration of Directors.

2022 Deferred AVR payable in 2024 (first payment - 20% of the DAVR 2022)

2022 Deferred AVR (€ thousand and shares)

Executive directors	Maximum amount 2022 DAVR		2022 DVAR due in 2024 [1] (first payment 20%)		2022 DAVR due each year in 2025, 2026, 2027 and 2028(20%)

	Cash	Shares	Cash [2]	Shares	Cash	Shares

Chair	1,112	284,705	222	56,941	222	56,941

CEO	855	218,965	171	43,793	171	43,793

(1)

First payment of the 2022 Deferred AVR of the executive directors (20%). The remaining 80% will be deferred and payable, in equal parts, in 2025, 2026, 2027 and 2028, the last three payments being subject to the outcome of the multi-year performance indicators established for the 2022 Deferred AVR and any other ex post adjustments that may reduce the amount receivable.

(2)	This amount will be updated by applying the CPI in the amount of €7 thousand for the Chair and €5 thousand for the Chief Executive Officer.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	50

2021 Deferred AVR

60% of the 2021 Annual Variable Remuneration of the Chair and the Chief Executive Officer was deferred over a period of five years (the “2021 Deferred AVR” or the “2021 DAVR”), being payable after each of the five years of deferral has elapsed, in an amount equal to 20% of the 2021 Deferred AVR each year.

The amount of the last three payments to be paid, if so, to executive directors after the first three years of deferral (i.e. in 2025, 2026 and 2027, 20% of the 2021 DAVR each year) will be subject to the outcome of the multi-year performance indicators approved in 2021, which will be disclosed in the relevant Annual Report on the Remuneration of Directors.

2021 Deferred AVR payable in 2024 (second payment - 20% of the 2021 AVR)

2021 Deferred AVR ( thousand and shares)

Executive directors	Maximum amount 2021 RVAD		2021 DAVR paid in 2023 (first payment 20%)		2021 AVR due in 2024 [1] (second payment 20%)		2021 DAVR due each year in 2025, 2026 and 2027(20%)

	Cash	Shares	Cash [2]	Shares	Cash [3]	Shares	Cash	Shares

Chair	1,018	286,625	204	57,325	204	57,325	204	57,325

CEO	774	217,760	155	43,552	155	43,552	155	43,552

(1)

Second payment of the 2021 Deferred AVR of the executive directors (20%). The remaining 60% will be deferred and payable, in equal parts, in 2025, 2026 and 2027, with these three payments being subject to the outcome of the multi-year performance indicators established for the 2021 Deferred AVR and any other ex post adjustments that may reduce the amount receivable.

(2)	Amount already updated in 2023 by applying the CPI in the amount of €12 thousand for the Chair and €9 thousand for the Chief Executive Officer

(3)	This amount will be updated by applying the CPI in the amount of €18 thousand for the Chair and €14 thousand for the Chief Executive Officer.

There are no deferred amounts corresponding to the 2020 AVR. The executive directors waived its accrual in view of the exceptional circumstances that arose from the COVID-19 crisis.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	51

2019 Deferred AVR

60% of the 2019 Annual Variable Remuneration of the Chair and the Chief Executive Officer was deferred over a period of five years (the “2019 Deferred AVR” o la “2019 AVR”), being payable after the third year of deferral, in an equivalent amount to 60% after that third year, 20% after the fourth year of deferral and to the remaining 20% after the fifth year of deferral.

In accordance with the applicable remuneration policy, the 2019 Deferred AVR was subject to ex post adjustments based on the result of a series of multi-year performance indicators, approved by the Board of Directors in 2019, the result of which was calculated at the beginning of 2023 (after the third year of deferral) over a three-year measurement period (2020–2022), revealing that no reduction had to be applied to the amount of the 2019 Deferred AVR:

The foregoing was disclosed in the Annual Report on the Remuneration of Directors for financial year 2022, which is available to shareholders on the Bank’s website12.

2019 Deferred AVR payable in 2024 (second payment - 20% of the 2019 AVR)

2019 Deferred AVR (€ thousand and shares)

Executive directors	Maximum amount 2019 DAVR		Reduction (ex post adjustment	Final amount 2019 DAVR )		2019 DAVR paid in 2023 (first payment 60%)		2019 DAVR due in 2024 [1] (second payment 20%)		2019 DAVR due in 2025 (third payment 20%)

	Cash	Shares		Cash	Shares	Efectivo [2]	Acciones	Cash [3]	Shares	Cash	Shares

Chair	763	227,645	0%	763	227,645	458	136,587	153	45,529	153	45,529

CEO	685	204,288	0%	685	204,288	411	122,572	137	40,858	137	40,858

(1)	Second payment of the 2019 Deferred AVR of the executive directors (20%). The remaining 20% is deferred and payable in 2025.

(2)	Amount already updated in 2023 by applying the CPI in the amount of €55 thousand for the Chair and €49 thousand for the Chief Executive Officer.

(3)	This amount will be updated by applying the CPI in the amount of €24 thousand for the Chair and €21 thousand for the Chief Executive Officer.

12

https://shareholdersandinvestors.bbva.com/wp-content/uploads/ 2023/02/15_Annual_Report_on_the_Remuneration_of_BBVA_Directors_Agenda_item_7.pdf

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	52

2018 Deferred AVR

60% of the 2018 Annual Variable Remuneration of the Chair was deferred over a period of five years (the “2018 Deferred AVR” o la “2018 AVR”), being payable after the third year of deferral, in an equivalent amount to 60% after that third year, 20% after the fourth year of deferral and the remaining 20% after the fifth year of deferral.

As provided for in the remuneration policies applicable to executive directors, the 2018 Deferred AVR was subject to ex post adjustments based on the outcome of a series of multi-year performance indicators approved by the Board of Directors in 2018, the result of which was calculated at the beginning of 2022 (after the third year of deferral) over a three-year measurement period (2019–2021), revealing that the amount of the 2018 DAVR should be reduced by 1%:

The foregoing was disclosed in the Annual Report on the Remuneration of Directors for financial year 2021, which is available to shareholders on the Bank’s website13.

2018 Deferred AVR payable in 2024 (third and last payment -20% of the 2018 AVR)

2018 Deferred AVR (€ thousand and shares)

Executive director	Maximum amount 2018 AVR		Reduction (ex post adjustment)	Final amount 2018 DAVR		2018 DVAR paid in 2022 (first payment 60%)		2018 DAVR paid in 2023 (second payment 20%)		2018 DVAR due in 2024 [1] (third payment 20%)

	Cash	Shares		Cash	Shares	Cash [2]	Shares	Cash [3]	Shares	Cash 4	Shares

Chair	574	180,785	-1%	569	178,977	341	107,386	114	35,795	114	35,795

(1)	Third and final payment of the 2018 Deferred AVR of the Chair (20%). The Chief Executive Officer does not have any outstanding 2018 Deferred AVR.

(2)	Amount already updated in 2022 by applying the CPI in the amount of €23 thousand.

(3)	Amount already updated in 2023 by applying the CPI in the amount of €15 thousand.

(4)	Amount to be updated by applying the CPI in the amount of €19 thousand.

With this third payment that is due in 2024, payment to the Chair of the 2018 Deferred AVR is concluded.

In accordance with the CNMV instructions for completing the CNMV Statistical appendix included in section 5 of this Report: (i) the cash amounts of the 2022, 2021, 2019 and 2018 DAVR to be paid in 2024 to executive directors is included in section C.1. a) i), “Long-term variable remuneration” of the CNMV Statistical appendix; and (ii) the number of shares corresponding to the 2022, 2021, 2019 and 2018 DAVR to be delivered in 2024 to executive directors is included in section C.1. a) ii), “Financial instruments vested during the year”.

[13]	https://shareholdersandinvestors.bbva.com/wp-content/uploads/ 2022/02/13_Annual_Report_on_the_Remuneration_of_BBVA_Directors_Agenda_item_11.pdf

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Annual Report on the Remuneration of BBVA Directors	53

Implicit adjustments to prior years’ Deferred AVR payable in 2024

The part in shares of the Deferred AVR for previous financial years (2022, 2021, 2019 and 2018), the delivery of which corresponds to 2024, contemplates the alignment with the interests of shareholders and with the share value, as the price used to determine the number of shares deliverable under the Deferred Portion of the AVR was, in each year, the average closing price of the BBVA share corresponding trading sessions between December 15 of the year to which the Deferred AVR corresponded and January 15 of the following year, both inclusive, which was €5.857/share for the 2022 DAVR, €5.330/share for the 2021 DAVR, €5.029/share for the 2019 DAVR and €4.766/share for the 2018 DAVR.

However, the executive directors will receive the shares relating to each such Deferred AVR at market price on the date of delivery of this remuneration. For information purposes (as these shares have not yet been delivered), the price used to estimate the “gross profit of the shares” to be delivered in 2024 included in section C.1 a) ii. of the CNMV Statistical appendix (section 5 of this Report) has been the average closing price of the BBVA share pertaining to the trading sessions between December 15, 2023 and January 15, 2024, both inclusive, which was €8.319/share.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	54

3.3. Remuneration accrued by non-executive directors in 2023

In application of the remuneration system described in section 2.3., the breakdown of the individual remuneration accrued by non-executive directors in 2023 is as follows:

A. Annual fixed allowance 2023

(€ thousand)

Non-executive directors[1]	Board of Directors	Executive Committee	Audit Committee	Risk and Compliance Committee	Remuneration Committee	Appointments and Corporate Governance Committee	Technology and Cybersecurity Committee	Other positions [2]	Total
									2023	2022

José Miguel Andrés Torrecillas	129	167	132	–	–	115	–	50	593	527

Jaime Caruana Lacorte	129	167	99	107	–	–	–	–	502	567

Sonia Dulá [3]	107	–	44	71	–	–	–	–	223	–

Raúl Galamba de Oliveira	129	–	–	178	–	31	43	80	461	332

Belén Garijo López	129	111	22	–	107	46	–	–	416	349

Connie Hedegaard	129	–	44	–	–	–	–	–	173	107

Lourdes Máiz Carro	129	–	66	–	43	–	–	–	238	238

José Maldonado Ramos	129	167	–	–	–	46	–	–	342	342

Ana Peralta Moreno	129	–	66	–	43	–	–	–	238	238

Juan Pi Llorens	129	–	–	143	–	46	43	–	361	458

Ana Revenga Shanklin	129	–	–	107	29	–	43	–	307	264

Susana Rodríguez Vidarte [4]	32	42	–	27	–	12	–	–	112	449

Carlos Salazar Lomelín	129	–	–	–	43	–	–	–	172	172

Jan Verplancke	129	–	–	–	43	–	43	–	214	214

Total	1,684	653	475	633	307	297	171	130	4,350	4,257

(1)	Includes the amounts corresponding to positions in the Board and its various Committees, the composition of which was modified on April 26, 2023, with effect from May 1, 2023.

(2)	Amounts corresponding to the positions of Deputy Chair of the Board of Directors and Lead Director.

(3)	Director appointed by the General Meeting held on March 17, 2023. Remuneration corresponding to the term of office in 2023.

(4)	Director who ceased to hold office on March 17, 2023. Remuneration corresponding to the term of office in 2023.

The amounts corresponding to 2023 are included for each non-executive director in section C.1. a) i), “Fixed remuneration” and “Remuneration for membership of Board Committees” of the CNMV Statistical appendix included as section 5 of this Report.

B. Remuneration in kind 2023

In 2023, the Bank paid remuneration in kind for non-executive directors in the aggregate total amount of €123 thousand, corresponding to health and accidents insurance premiums.

These amounts are included for each non-executive director in section C.1. a) iv), “Detail of other items”, of the CNMV Statistical appendix included as section 5 of this Report.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	55

C. Fixed remuneration system with deferred delivery of BBVA shares 2023

Non-executive directors	2023		2022
	Theoretical shares allocated	Theoretical shares accumulated as of December 31	Theoretical shares allocated	Theoretical shares accumulated as of December 31

José Miguel Andrés Torrecillas	16,023	134,048	19,253	118,025

Jaime Caruana Lacorte	17,255	94,960	20,733	77,705

Sonia Dulá [1]	0	0	0	0

Raúl Galamba de Oliveira	10,091	29,768	10,177	19,677

Belén Garijo López	10,603	101,192	12,741	90,589

Connie Hedegaard [2]	3,263	3,263	0	0

Lourdes Máiz Carro	7,237	71,593	8,696	64,356

José Maldonado Ramos	10,397	146,874	12,493	136,477

Ana Peralta Moreno	7,237	42,329	8,696	35,092

Juan Pi Llorens	13,943	148,542	18,703	134,599

Ana Revenga Shanklin	8,035	24,214	8,611	16,179

Susana Rodríguez Vidarte [3]	13,648	0	16,400	177,775

Carlos Salazar Lomelín	5,218	17,130	6,270	11,912

Jan Verplancke	6,521	35,772	7,835	29,251

Total [4]	129,471	849,685	150,608	911,637

(1)	Director appointed by the General Meeting on March 17, 2023, therefore the allocation of theoretical shares is not due until 2024.

(2)	Director appointed by the General Meeting on March 18, 2022, therefore the first allocation of theoretical shares was made in 2023.

(3)

Director who ceased to hold office on March 17, 2023. In application of the system, she received a total of 191,423 BBVA shares following her departure, which is equivalent to the total number of theoretical shares accumulated up to that date.

(4)	The price at which the shares were allocated in 2023 and 2022 was €6.58 and €5.47 per share, respectively.

The effective delivery of a number of BBVA shares equal to the number of theoretical shares accumulated by each non-executive director, after they cease to hold such office, will only happen provided that this does not occur due to a serious dereliction of duties.

Without prejudice to the fact that this is not a share-based remuneration system, in order to comply with the instructions of the CNMV for the filing of the CNMV Statistical appendix included as section 5 of this Report, the theoretical shares allocated to non-executive directors each year have been equated to shares, even though they are not strictly shares. The theoretical shares allocated in 2023 are included in section C.1 a) ii), “Financial instruments awarded during the year”, of the CNMV Statistical appendix included as section 5 of this Report. Meanwhile, the BBVA shares delivered to the director who ceased to hold office on March 17, 2023, as well as the delivery price and the “gross profit” considering these data are included in the following cells of that section, respectively: “financial instruments vested in the financial year”, “Price of the vested shares” and “Gross profit of the vested shares or financial instruments (€ thousand)”.

In accordance with the Policy, the Bank has not undertaken any pension commitments with its non-executive directors.

Year-on-year variation in remuneration accrued by non-executive directors

Board total remuneration (€ thousand)	2023	2022	Variation

Annual fixed allowance	4,350	4,257	+ 2.18%

In kind	123	110	+ 11.82%

The year-on-year variation in this remuneration is due to changes in the composition of the Board and its Committees. However, the amounts corresponding to the positions of Board member, Board committee member or Board committee chair have not been increased since 2007 (although they have been re-allocated to adapt them to the functions assigned to each Committee).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	56

3.4. Variation over time in directors’ remuneration, average employee remuneration and the Bank’s results

As per the terms of CNMV Circular 4/2013, section C.2 of the CNMV Statistical appendix (section 5 of this Report) includes a table showing the trend, over the last five years, in the remuneration accrued by each BBVA director, as well as the consolidated results and average remuneration of the Group’s workforce.

The BBVA Group is an international financial group with a broad geographical diversification and a presence in many emerging countries, mainly Mexico and South America, where remuneration is adapted to the local cost of living, meaning that it is lower than the income received in Spain, which is the place where the directors of BBVA, S.A. perform their duties and carry out their functions. It is not possible to draw reliable comparisons between the remuneration received by the directors of BBVA, S.A., which is the subject of this Report, and the average remuneration of the entire workforce, if one looks at the average remuneration of all BBVA Group employees (at a consolidated level), since these are not comparable figures due to the geographical diversification of the Group.

For this reason, below is included, for the sake of transparency and better understanding, the referred table but including the data on the average remuneration of BBVA, S.A. employees in Spain, which is where the Bank has its registered office and headquarters.

	Total amounts accrued (€ thousand) and % annual variation

	2023	%Var 2023/2022	2022	%Var 2022/2021	2021	%Var 2021/2020	2020	%Var 2020/2019	2019

Directors’ remuneration
Executive directors
Carlos Torres Vila	7,641	0.79	7,580	22.63	6,181	79.84	3,437	-31.44	5,013
Onur Genç	6,705	1.45	6,610	19.31	5,540	37.26	4,036	-19.04	4,985
External directors
José Miguel Andrés Torrecillas	602	12.31	536	0.19	535	3.88	515	5.10	490
Jaime Caruana Lacorte	502	-11.62	568	0.00	568	0,00	568	7.78	527
Sonia Dulá	223	-	0	-	0	-	0	-	0
Raúl Galamba de Oliveira	461	38.86	332	19.00	279	32.86	210	-	0
Belén Garijo López	432	18.68	364	0.28	363	0.55	361	-0.28	362
Connie Hedegaard Koksbang	173	61.68	107	-	0	-	0	-	0
Lourdes Máiz Carro	260	0.39	259	0.78	257	0.39	256	-4.12	267
José Maldonado Ramos	364	1.39	359	0.28	358	0.28	357	0.85	354
Ana Peralta Moreno	247	0.00	247	0.41	246	0.00	246	-0.40	247
Juan Pi Llorens	383	-20.04	479	-9.79	531	0.76	527	3.94	507
Ana Revenga Shanklin	307	15.85	265	12.29	236	40.48	168	-	0
Carlos Salazar Lomelín	239	-8.87	262	-4.03	273	3.41	264	-	0
Jan Verplancke	215	0.00	215	0.00	215	6.97	201	16.86	172
Susana Rodríguez Vidarte [1]	1,405	201.50	466	0.22	465	0.22	464	0.65	461
Consolidated results BBVA Group [2]	12,418,738	19.92	10,355,883	42.91	7,246,568	38.09	5,247,609	-17.99	6,398,491

Average remuneration BBVA Group employees [3]	43	13.16	38	11.76	34	17.24	29	-25.64	39

Average remuneration BBVA, S.A. employees [4]	83	5.06	79	8.22	73	12.31	65	-7.14	70

(1)

Director who ceased to hold office on March 17, 2023 and pursuant to the system with deferred delivery of BBVA shares, she received a total of 191,423 BBVA shares following her departure (which is equivalent to the total number of theoretical shares accumulated up to that date), at a price of €6.66 per share.

(2)	Profit before tax of the consolidated financial statements for each year.

(3)

Average remuneration of employees calculated as the ratio between the remuneration accrued by staff in each financial year (excluding the remuneration of directors) and the weighted average number of employees (excluding the directors) calculated on a full-time equivalent basis. All employees who have been employees of the Company or any of its subsidiaries (BBVA Group) at any time during each financial year have been included in the calculation of this ratio.

(4)	Average remuneration of BBVA, S.A. employees calculated in the same way as the average remuneration of BBVA Group employees described in footnote 2 above.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	57

For the purposes of this table, the remuneration of executive directors includes all fixed remuneration paid in 2023 and variable remuneration that has vested by the date of this Report, once 2023 financial year has ended and it has been verified that no ex post adjustments (including malus arrangements) preventing or limiting its payments apply.

In particular, for financial year 2023, the amount specified includes, on the one hand, the Annual Fixed Remuneration, the remuneration in kind, the amounts corresponding to the insurance premiums linked to the death and disability contingencies within the pension schemes of executive directors, and the fixed allowances of the Chair and the Chief Executive Officer and, on the other hand, the Annual Variable Remuneration vested as of the date of this Report, which includes:

•   Upfront Portion of the 2023 AVR; and

•   Deferred AVR from previous financial years payment of which falls due in 2024, as well as the update of the cash amounts pursuant to the CPI:

-   First payment of the 2022 Deferred AVR for both executive directors (20% of the 2022 DAVR).

-   Second payment of the 2021 Deferred AVR for both executive directors (20% of the 2021 DAVR).

-   Second payment of the 2019 Deferred AVR for both executive directors (20% of the 2019 DAVR).

-   Third and final payment of the 2018 Deferred AVR for the Chair (20% of the 2018 DAVR).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	58

3.5.	Other matters relating to the 2023 financial year

A. Payments due to termination of contractual relationship

The Bank has undertaken no commitments to make severance payments to its directors upon termination of their contractual relationship, nor has the Bank made any other commitments to make payments resulting from the early termination of office.

The directors did not accrue or receive any payment of this kind during the financial year last ended.

B. Post-contractual non-compete arrangement

No amount was paid for this item in 2023, as no executive directors ceased to hold such office during the year.

C. Loans, advances and guarantees

The directors did not accrue any remuneration in the form of, or resulting from, advances, loans or guarantees in 2023.

D. Application of malus and clawback arrangements

The Policy establishes mechanisms to reduce or recover up to 100% of the Annual Variable Remuneration of each executive director through malus and clawback clauses, on the same terms as those applicable to the rest of the Identified Staff. These clauses are set out in the BBVA Directors’ Remuneration Policy published on the Bank’s website.

In the 2023 financial year, the variable remuneration of executive directors was neither reduced nor clawed back.

E. Remuneration paid by other Group companies

In 2023, non-executive director Carlos Salazar Lomelín received a total amount of €67 thousand in fees for his membership of the management body of BBVA México, S.A. de C.V. and Grupo Financiero BBVA México, S.A. de C.V. and for his membership of the strategy forum of BBVA México, S.A. de C.V.

This amount is included in section C.1. b) i) “Remuneration of directors of the listed company for seats on the boards of other subsidiary companies i) Remuneration accrued in cash”, of the CNMV Statistical appendix included as section 5 of this Report.

In 2021, the Board of Directors of BBVA authorized the granting by BBVA Mexico of a credit transaction in favor of non-executive director Carlos Salazar Lomelín, for the sum of €909 thousand, which remains in force as of the date of this Report. However, this amount does not constitute remuneration, as it was granted under market conditions and no preferential treatment as a result of his status as a director was given. For this reason, it is not included in the CNMV Statistical appendix included in section 5 of this Report.

There are no further remuneration items beyond those described in the preceding paragraphs, nor did the directors accrue any additional, supplementary or different remuneration in the financial year last ended beyond those indicated in this Report.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	59

4.	BBVA Group General
Remuneration Policy

BBVA has a Group General Remuneration Policy that is generally applicable to all employees and senior managers of BBVA and the companies that comprise its Group and which is geared towards the recurrent creation of value, the furtherance of the strategy defined by the Group and the alignment of the interests of its employees and shareholders with prudent risk management.

The Group General Remuneration Policy is one of the elements devised by the Board of Directors, as part of the Bank’s Corporate Governance System, to promote proper management and oversight of the Institution and its Group, and is based on the same principles as the Directors’ Remuneration Policy described in section 2.

This Policy includes a section containing the specific rules applicable to the Identified Staff of BBVA and its Group, which includes members of the Board of Directors14 and BBVA Senior Management.

These rules have been established in accordance with the regulations and recommendations applicable to the remuneration schemes of such staff and, in particular, with the provisions of Act 10/2014, of June 26, on the regulation, supervision and solvency of credit institutions and its implementing regulations. These rules aim to further align BBVA’s remuneration practices with applicable regulations, good governance recommendations and best market practices.

The result is an incentive scheme that is geared towards aligning the remuneration of the members of the Identified Staff with the creation of value and the Group’s business strategy, objectives, values and long-term interests, as well as and with prudent risk management, including elements which are aimed at reducing exposure to excessive risks.

In the total remuneration of the members of the Identified Staff, the fixed and variable components must be appropriately balanced, ensuring that the policy is fully flexible with regard to payment of the variable components such that they may be reduced, even to zero.

For these purposes, the Bank has defined “target” ratios between the main components of total remuneration (fixed/variable), taking into account both the duties carried out by each member of the Identified Staff and their impact on the risk profile.

To strengthen the independence and objectivity of control functions and to better reflect the nature of their duties, the fixed components of their remuneration have a major weight than the variable components, with the latter being, mostly, related to the specific targets of the function and the individual targets of each beneficiary.

14 All members of the Board of Directors of BBVA are members of the Identified Staff by virtue of applicable law and regulations. However, their remuneration is governed by a specific remuneration policy, as described in section 2 of this Report and, therefore, they are expressly excluded from the scope of application of the Group General Remuneration Policy.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	60

The variable element of remuneration for a given financial year shall be limited to a maximum amount of 100% of the fixed element of total remuneration, unless the General Shareholders’ Meeting resolves to increase this percentage up to a maximum of 200%.

The Annual Variable Remuneration of the members of the Identified Staff includes, as well as that of the executive directors, a Short-term incentive and a Long-term incentive for the award of which, the profit and capital ratio thresholds approved by the Board of Directors, which constitute a minimum level for the accrual of variable remuneration for all the Group’s employees, must be met.

The rules for the accrual, award, vesting and payment of the Annual Variable Remuneration of the members of the Identified Staff, including Senior Management, are the same as those applicable to executive directors, although these include certain specific features deriving from their status as directors, and therefore, include:

▪

Deferral period: at least 40% of the Annual Variable Remuneration —60% for members of the Identified Staff with particularly high variable remuneration and members of BBVA Senior Management— shall be deferred for a period of 4 years. In the case of members of BBVA Senior Management, as for executive directors, the deferral period shall be 5 years.

▪

Payments in shares or instruments linked to shares: 50% of the Annual Variable Remuneration, including both the Upfront Portion and the Deferred Portion, shall be paid in BBVA shares or in instruments linked to BBVA shares. For members of BBVA’s Senior Management, as for the executive directors, the percentage shall be 50% of the Upfront Portion and 60% of the Deferred Portion.

▪

Retention period for the shares or instruments: shares or instruments awarded as Annual Variable Remuneration shall be withheld for a one-year period following delivery. The foregoing shall not apply to those shares that may need to be sold in order to honor the payment of taxes accruing on delivery of the shares and/or instruments.

▪

Prohibition on hedging strategies: the use of personal hedging strategies and insurance relating to variable remuneration and liability that could undermine the effects of alignment with prudent risk management is prohibited.

▪

Ex post risk adjustments: the Deferred Portion of the Annual Variable Remuneration may undergo certain ex post risk adjustments, on the same terms as executive directors, meaning that it will not vest, or may be reduced, if certain capital and liquidity thresholds are not met.

▪

Malus and clawback arrangements: the entire Annual Variable Remuneration of the members of the Identified Staff, both the portion in cash and the portion in BBVA shares or instruments linked to BBVA shares, shall be subject to reduction and recovery arrangements (malus and clawback) during the entire period of deferral and retention of the shares or instruments.

As a result of the above, the BBVA Group has been implementing a consistent remuneration policy over the years, that contributes to the execution of strategy and sustainable performance, and which is aligned with long-term interests of the Institution, with the interests of its shareholders and with prudent risk management.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	61

5. CNMV Statistical appendix

B. Overall summary of how the Remuneration Policy was applied during the year last ended

B.4 Provide information on the result of the consultative vote at the General Shareholders’ Meeting on the annual report on remuneration in the previous financial year, indicating the number of votes in favor, votes against, abstentions and blank votes issued:

	Number	% of total

Votes cast	3,930,362,113	65.18%

	Number	% of votes cast

Votes against	293,116,151	7.46%

Votes in favor	3,607,220,316	91.78%

Blank votes	0	0.00%

Abstentions	30,025,646	0.76%

BBVA shareholders have been, recurrently, showing a high percentage of support of the remuneration matters submitted by the Board of Directors, on the proposal of the Remuneration Committee. In particular, the Annual Report on the Remuneration of Directors of the 2022 financial year was supported by 91.78% of the votes in the Shareholders’ General Meeting held on March 17, 2023.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	62

C. Detail of the individual remuneration of each director

Name	Type	Accrual period financial year 2023

Carlos Torres Vila	Executive Chair	From 01/01/2023 to 31/12/2023

Onur Genç	Chief Executive Officer	From 01/01/2023 to 31/12/2023

José Miguel Andrés Torrecillas	Independent Deputy Chair	From 01/01/2023 to 31/12/2023

Jaime Félix Caruana Lacorte	Independent Director	From 01/01/2023 to 31/12/2023

Sonia Lilia Dulá	Independent Director	From 17/03/2023 to 31/12/2023

Raúl Catarino Galamba de Oliveira	Independent Lead Director	From 01/01/2023 to 31/12/2023

Belén Garijo López	Independent Director	From 01/01/2023 to 31/12/2023

Connie Hedegaard Koksbang	Independent Director	From 01/01/2023 to 31/12/2023

Lourdes Máiz Carro	Independent Director	From 01/01/2023 to 31/12/2023

José Maldonado Ramos	Other non-executive director	From 01/01/2023 to 31/12/2023

Ana Cristina Peralta Moreno	Independent Director	From 01/01/2023 to 31/12/2023

Juan Pi Llorens	Independent Director	From 01/01/2023 to 31/12/2023

Ana Leonor Revenga Shanklin	Independent Director	From 01/01/2023 to 31/12/2023

Carlos Vicente Salazar Lomelín	Other non-executive director	From 01/01/2023 to 31/12/2023

Jan Paul Marie Francis Verplancke	Independent Director	From 01/01/2023 to 31/12/2023

Susana Rodríguez Vidarte	Other non-executive director	From 01/01/2023 to17/03/2023

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	63

C.1 Complete the following tables regarding individualized remuneration of each one of the directors (including remuneration for executive functions) accrued during the financial year.

a) Remuneration of the company subject of this report:

i) Remuneration accrued in cash (€ thousand)

Name	Fixed Remuneration	Attendance fees	Remuneration for membership of board committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Compensation	Other items	Total financial year 2023	Total financial year 2022

Carlos Torres Vila				2,924	897	760		41	4,622	5,144

Onur Genç				2,179	671	503		1,254	4,607*	3,670

José Miguel Andrés Torrecillas	179		414						593	536

Jaime Félix Caruana Lacorte	129		373						502	568

Sonia Lilia Dulá	107		116						223

Raúl Catarino Galamba de Oliveira	209		252						461	332

Belén Garijo López	129		287						416	364

Connie Hedegaard Koksbang	129		44						173	107

Lourdes Máiz Carro	129		109						238	259

José Maldonado Ramos	129		213						342	359

Ana Cristina Peralta Moreno	129		109						238	247

Juan Pi Llorens	129		232						361	479

Ana Leonor Revenga Shanklin	129		178						307	265

Carlos Vicente Salazar Lomelín	129		43						172	172

Jan Paul Marie Francis Verplancke	129		86						215	215

Susana Rodríguez Vidarte	32		80						112	466

* The year-on-year variation of the total remuneration in cash of the Chief Executive Officer is exclusively due to a change in the way of reporting the information, as the fixed allowances “cash in lieu of pension” and mobility allowance of the Chief Executive Officer (€1,254 thousand) have been included in 2023 as “Other items” among the remuneration accrued in cash, while in former financial years those amounts were included in section C.1. a) iv) “Detail of other items” of this Statistical Appendix of CNMV. The foregoing does not entail any increase in the fixed remuneration of the Chief Executive Officer in 2023, which is the same as in 2022.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	64

The figures included in this table may show non-significant variations with respect to other public documents containing information on the remuneration of BBVA directors due to the need to complete this Report using figures in thousands of euros.

The amounts included in the “Short-term variable remuneration” and “Long-term variable remuneration” cells for executive directors correspond to:

•   Short-term variable remuneration: Upfront Portion of the 2023 Annual Variable Remuneration in cash, payable in 2024.

•   Long-term variable remuneration: Deferred Portion of the Annual Variable Remuneration of previous financial years, in cash, payable in 2024, including its update according to year-on-year CPI:

-   first payment of the Deferred Portion of the 2022 AVR for both executive directors (20% of the 2022 DAVR);

-   second payment of the Deferred Portion of the 2021 AVR for both executive directors (20% of the 2021 DAVR);

-   second payment of the Deferred Portion of the 2019 AVR for both executive directors (20% of the 2019 DAVR); and

-   third and final payment of the Deferred Portion of the 2018 AVR for the Chair (20% of the 2018 DAVR) (which incorporates the downward adjustment pursuant to the application of the multi-year performance indicators already reported last financial year).

The remuneration included under “Other items” corresponds to the renting of vehicle and ADSL allowances in the case of the Chair and, in the case of the Chief Executive Officer, to the commitments assumed in his favor, as set forth in the Policy, relating to the payment of an annual amount, in lieu of a contribution to cover the retirement contingency (“cash in lieu of pension”), in an amount equivalent to 30% of the Annual Fixed Remuneration in force at any given time, and an annual amount as a mobility allowance (in the Annual Reports on Directors’ Remuneration for previous financial years, these amounts were included in section C. 1 . a) iv) “Details of other items” of the CNMV Statistical Appendix).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	65

ii) Table of changes in share-based remuneration schemes and gross profit from vested shares or financial instruments.

Name	Name of the Plan	Financial instruments at the beginning of 2023 financial year		Financial instruments awarded during 2023 financial year		Financial instruments vested in the financial year				Vested instruments and not exercised	Financial instruments at the end of 2023 financial year
		Nº instruments	Nº equivalent shares	Nº instruments	Nº equivalent shares	Nº instruments	Nº equivalent shares / vested	Price of the vested shares	Gross profit of the vested shares or financial instruments (€ thousand)	Nº instruments	Nº instruments	Nº equivalent shares

Carlos Torres Vila	2023 AVR in shares	0	0	297,637	297,637	107,835	107,835	8.32	897		189,802	189,802
	2023 AVR in options	0	0	189,609	189,609	0	0	0.00		0	189,609	189,609
	2022 DAVR in shares	284,705	284,705	0	0	56,941	56,941	8.32	474		227,764	227,764
	2021 DAVR in shares	229,300	229,300	0	0	57,325	57,325	8.32	477		171,975	171,975
	2019 DAVR in shares	91,058	91,058	0	0	45,529	45,529	8.32	379		45,529	45,529
	2018 DAVR in shares	35,795	35,795	0	0	35,795	35,795	8.32	298		0	0

Onur Genç	2023 AVR in shares	0	0	222,605	222,605	80,650	80,650	8.32	671		141,955	141,955
	2023 AVR in options	0	0	141,809	141,809	0	0	0.00		0	141,809	141,809
	2022 DAVR in shares	218,965	218,965	0	0	43,793	43,793	8.32	364		175,172	175,172
	2021 DAVR in shares	174,208	174,208	0	0	43,552	43,552	8.32	362		130,656	130,656
	2019 DAVR in shares	81,716	81,716	0	0	40,858	40,858	8.32	340		40,858	40,858

José Miguel Andrés Torrecillas	Fixed remuneration system with deferred delivery of shares	118,025	118,025	16,023	16,023			0.00			134,048	134,048

Jaime Félix Caruana Lacorte	Fixed remuneration system with deferred delivery of shares	77,705	77,705	17,255	17,255			0.00			94,960	94,960

Sonia Lilia Dulá	Fixed remuneration system with deferred delivery of shares	0	0	0	0			0.00			0	0

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	66

Raúl Catarino Galamba de Oliveira	Fixed remuneration system with deferred delivery of shares	19,677	19,677	10,091	10,091			0.00		29.768	29,768

Belén Garijo López	Fixed remuneration system with deferred delivery of shares	90,589	90,589	10,603	10,603			0.00		101,192	101,192

Connie Hedegaard Koksbang	Fixed remuneration system with deferred delivery of shares	0	0	3,263	3,263			0.00		3,263	3,263

Lourdes Máiz Carro	Fixed remuneration system with deferred delivery of shares	64,356	64,356	7,237	7,237			0.00		71,593	71,593

José Maldonado Ramos	Fixed remuneration system with deferred delivery of shares	136,477	136,477	10,397	10,397			0.00		146,874	146,874

Ana Cristina Peralta Moreno	Fixed remuneration system with deferred delivery of shares	35,092	35,092	7,237	7,237			0.00		42,329	42,329

Juan Pi Llorens	Fixed remuneration system with deferred delivery of shares	134,599	134,599	13,943	13,943			0.00		148,542	148,542

Ana Leonor Revenga Shanklin	Fixed remuneration system with deferred delivery of shares	16,179	16,179	8,035	8,035			0.00		24,214	24,214

Carlos Vicente Salazar Lomelín	Fixed remuneration system with deferred delivery of shares	11,912	11,912	5,218	5,218			0.00		17,130	17,130

Jan Paul Marie Francis Verplancke	Fixed remuneration system with deferred delivery of shares	29,251	29,251	6,521	6,521			0.00		35,772	35,772

Susana Rodríguez Vidarte	Fixed remuneration system with deferred delivery of shares	177,775	177,775	13,648	13,648	191,423	191,423	6.66	1,275	0	0

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	67

For executive directors:

•   The amounts included in the cells “Financial instruments at the beginning of 2023 financial year” and “Financial instruments at the end of 2023 financial year” correspond to the number of shares awarded and not yet vested at the beginning and end of financial year 2023, respectively.

•   The amounts included in the cell “Financial instruments awarded during 2023 financial year” correspond to the total shares and instruments awarded under the 2023 AVR, although the portion corresponding to the 2023 LTI, amounting to 139,119 shares in the case of the Chair and 104,049 shares in the case of the Chief Executive Officer, is conditional on the outcome of the Long-Term Indicators, which will determine the final amount of the LTI, both in cash and in BBVA shares.

•   The amounts included in the cell “Financial instruments vested in the financial year” correspond to:

-   Short-term variable remuneration: Upfront Portion of the 2023 AVR in shares, to be delivered in 2024.

-   Long-term variable remuneration: Deferred Portion of the Annual Variable Remuneration from previous financial years, in shares, to be delivered in 2024:

-   first payment of the Deferred Portion of the 2022 AVR for both executive directors (20% of the 2022 DAVR);

-   second payment of the Deferred Portion of the 2021 AVR for both executive directors (20% of the 2021 DAVR);

-   second payment of the Deferred Portion of the 2019 AVR for both executive directors (20% of the 2019 DAVR); and

-   third and final payment of the Deferred Portion of the 2018 AVR for the Chair (20% of the 2018 DAVR) (which incorporates the downward adjustment pursuant to the application of the multi-year performance Indicators already reported last financial year).

Given that, as of the date of this Report, these shares have not been delivered to their beneficiaries, for the purpose of calculating their cash value, the same average price as that used to calculate the portion in shares of the 2023 AVR has been used. Thus, the average closing price of the BBVA share for the trading sessions running from December 15, 2023 to January 15, 2024 has been taken as a reference, which was €8.319 per share.

The price initially used to determine the number of shares corresponding to the Deferred Portion of the 2022, 2021, 2019 and 2018 AVR was, in accordance with the policies applicable in those financial years, the average closing price of the BBVA share over the trading sessions running from December 15 of the year to which the AVR corresponded to January 15 of the following year. For the 2022 DAVR, it was €5.857 per share; for the 2021 DAVR, it was €5.330 per share; for the 2019 DAVR it was €5.029 per share; and for the 2018 DAVR it was €4.766 per share.

For non-executive directors:

•   The amounts included in the cell “Financial instruments at beginning of 2023 financial year” correspond to the number of theoretical shares accumulated as of the beginning of 2023 financial year under the system of fixed remuneration with deferred delivery of shares of BBVA, described in sections 2.3. and 3.3. of this Report. However, these theoretical shares do not constitute a financial instrument, are not listed on any market and are not available to directors.

•   The amounts included in the cell “Financial instruments awarded during 2023 financial year” correspond to the theoretical shares allocated to each non-executive director in 2023 financial year (equivalent to 20% of the total annual fixed allowance in cash received by each of them in 2022). These theoretical shares have not been delivered since, in accordance with the provisions of the Policy, the equivalent number of BBVA shares will only be delivered after the director ceases to hold office for any reason other than a serious dereliction of duties.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	68

•   The amounts included in the cell “Financial instruments vested in the financial year” correspond to the BBVA shares received by the non-executive director who ceased to hold office in 2023, which are equivalent to the total theoretical shares accumulated up to the date of her departure under the system. These shares were delivered at a price of €6.66 per share.

•   The amounts included in the cell “Financial instruments at the end of 2023 financial year” correspond to the number of theoretical shares accumulated by each non-executive director under the system as of December 31, 2023. However, these theoretical shares do not constitute a financial instrument, are not listed on any market and are not available to the directors.

iii) Long-term savings systems

Remuneration for the vesting of rights to savings systems

No data

	Contribution for the financial year by the company (€ thousand)				Amount of the accumulated funds (€ thousand)

Name	Savings systems with vested economic rights		Saving systems with non-vested economic rights		Savings systems with vested economic rights		Saving systems with non-vested economic rights

	2023 financial year	2022 financial year	2023 financial year	2022 financial year	2023 financial year	2022 financial year	2023 financial year	2022 financial year

Carlos Torres Vila			458	924*			24,759	22,771

Onur Genç			0	285*

* The year-on-year variation of the saving systems with non-vested economic rights is exclusively due to a change in the way of reporting the information as in the 2022 financial year the cell “Systems with non-vested economic rights” included the amounts corresponding to the insurance premiums associated with the death and disability contingencies. For the 2023 financial year, these premiums are now included in section C.1. a) iv) “Detail of other items” of this Statistical appendix of CNMV.

The 2023 financial year column of “Savings systems with non-vested economic rights” includes the contributions recorded in the financial year to meet the commitments made to the Chair regarding pension systems for the coverage of the retirement contingency. In particular, these contributions correspond to the sum of the annual pension contribution plus the adjustment made to the “discretionary pension benefits” of the financial year 2022, which corresponded to be contributed in the financial year 2023. In the case of the Chief Executive Officer, the Bank has not assumed any commitments to cover the contingency of retirement.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	69

iv) Detail of other items

Name	Item	Remuneration amount
Carlos Torres Vila	Health insurance premiums and tax payments on the account of the employer on insurance premiums	172

	Insurance premiums associated with death and disability contingencies	322

Onur Genç	Health insurance premiums and tax payments on the account of the employer on insurance premiums	131

	Insurance premiums associated with death and disability contingencies	230

José Miguel Andrés Torrecillas	Health insurance and accident insurance premiums	9

Belén Garijo López	Health insurance and accident insurance premiums	16

Lourdes Máiz Carro	Health insurance and accident insurance premiums	22

José Maldonado Ramos	Health insurance and accident insurance premiums	22

Ana Cristina Peralta Moreno	Health insurance and accident insurance premiums	9

Juan Pi Llorens	Health insurance and accident insurance premiums	22

Susana Rodríguez Vidarte	Health insurance and accident insurance premiums	18

b) Remuneration of the directors of the listed company for its membership to management bodies of its subsidiaries:

i) Remuneration accrued in cash (€ thousand)

Name	Fixed Remuneration	Attendance fees	Remuneration for membership of Board committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Compensation	Other items	Total financial year 2023	Total financial year 2022
Carlos Vicente Salazar Lomelín		67							67	90

This remuneration corresponds to the fees for attending the meetings of the management body of BBVA México, S.A. de C.V. and Grupo Financiero BBVA México, S.A. de C.V., as well as the strategy forum of BBVA México, S.A. de C.V. in the financial years 2023 and 2022.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	70

ii) Table of changes in share-based remuneration systems and gross profit from vested shares or financial instruments

Name	Name of the Plan	Financial instruments at the beginning of 2023 financial year		Financial instruments awarded during 2023 financial year		Financial instruments vested in the financial year				Vested instruments and not exercised	Financial instruments at the end of 2023 financial year
		Nº instruments	Nº equivalent shares	Nº instruments	Nº equivalent shares	Nº instruments	Nº equivalent shares / vested	Price of the vested shares	Gross profit of the vested shares or financial instruments (€ thousand)	Nº instruments	Nº instruments	Nº equivalent shares

No data

iii) Long-term savings systems

Remuneration for the vesting of rights to savings systems

No data

	Contribution for the year by the company (€ thousand)				Amount of the accumulated funds (€ thousand)
Name	Savings systems with vested economic rights		Saving systems with non-vested economic rights		Savings systems with vested economic rights		Saving systems with non-vested economic rights

	2023 financial year	2022 financial year	2023 financial year	2022 financial year	2023 financial year	2022 financial year	2023 financial year	2022 financial year

No data

iv) Detail of other items

	Name	Item	Remuneration amount

No data

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	71

c) Summary of remuneration (€ thousand):

This summary shall include the amounts corresponding to all remuneration items included in this report which have been accrued by the director, in € thousand.

	Remuneration accrued in the Company					Remuneration accrued in group companies
Name	Total cash remuneration	Gross profit of the vested shares or financial instruments	Remuneration from saving systems	Remuneration for other items	Total 2023 financial year company	Total cash remuneration	Gross profit of the vested shares or financial instruments	Remuneration from saving systems	Remuneration for other items	Total 2023 financial year group	Total 2023 financial year company + group

Carlos Torres Vila	4,622	2,525		494	7,641						7,641
Onur Genç	4,607	1,737		361	6,705						6,705
José Miguel Andrés Torrecillas	593			9	602						602
Jaime Félix Caruana Lacorte	502				502						502
Sonia Lilia Dulá	223				223						223
Raúl Catarino Galamba de Oliveira	461				461						461
Belén Garijo López	416			16	432						432
Connie Hedegaard Koksbang	173				173						173
Lourdes Máiz Carro	238			22	260						260
José Maldonado Ramos	342			22	364						364
Ana Cristina Peralta Moreno	238			9	247						247
Juan Pi Llorens	361			22	383						383
Ana Leonor Revenga Shanklin	307				307						307
Carlos Vicente Salazar Lomelín	172				172	67				67	239
Jan Paul Marie Francis Verplancke	215				215						215
Susana Rodríguez Vidarte	112	1,275*		18	1,405						1,405

Total	13,582	5,537		973	20,092	67				67	20,159

* This amount corresponds to a total of 191,423 BBVA shares, equivalent to the total theoretical shares accumulated up to that date by the director who ceased to hold office on March 17, 2023 , which were delivered after she ceased to hold office (at a price of €6.66 per share) pursuant to the fixed remuneration system with deferred delivery of BBVA shares.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	72

C. 2 Indicate the evolution in the last 5 years of the amount and percentage variation of the remuneration accrued by each of the directors of the listed company who have held this position during the year, the consolidated results of the company and the average remuneration on an equivalent basis with regard to full-time employees of the company and its subsidiaries that are not directors of the listed company.

	Total amounts accrued (€ thousand) and % annual variation

	Financial year 2023	% variation 2023/2022	Financial year 2022	% variation 2022/2021	Financial year 2021	% variation 2021/2020	Financial year 2020	% variation 2020/2019	Financial year 2019
Executive directors

Carlos Torres Vila	7,641	0.80	7,580	22.63	6,181	79.84	3.437	-31,44	5,013

Onur Genç	6,705	1.44	6,610	19.31	5,540	37.26	4.036	-19,04	4,985
Non-executive directors

José Miguel Andrés Torrecillas	602	12.31	536	0.19	535	3.88	515	5,10	490

Jaime Félix Caruana Lacorte	502	-11.62	568	0.00	568	0.00	568	7,78	527

Sonia Lilia Dulá	223	-	0	-	0	-	0	-	0

Raúl Catarino Galamba de Oliveira	461	38.86	332	19.00	279	32.86	210	-	0

Belén Garijo López	432	18.68	364	0.28	363	0,55	361	-0.28	362

Connie Hedegaard Koksbang	173	61.68	107	-	0	-	0	-	0

Lourdes Máiz Carro	260	0.39	259	0.78	257	0,39	256	-4.12	267

José Maldonado Ramos	364	1.39	359	0.28	358	0,28	357	0.85	354

Ana Cristina Peralta Moreno	247	0.00	247	0.41	246	0,00	246	-0.40	247

Juan Pi Llorens	383	-20.04	479	-9.79	531	0,76	527	3.94	507

Ana Leonor Revenga Shanklin	307	15.85	265	12.29	236	40,48	168	-	0

Carlos Vicente Salazar Lomelín	239	-8.87	262	-4.03	273	3.41	264	-	0

Jan Paul Marie Francis Verplancke	215	0.00	215	0.00	215	6,97	201	16.86	172

Susana Rodríguez Vidarte	1,405	201.50	466	0.22	465	0,22	464	0.65	461

Consolidated results of the company	12,418,738	19.92	10,355,883	42.91	7,246,568	38.09	5,247,609	-17.99	6,398,491

Average employee remuneration	43	13.16	38	11.76	34	17.24	29	-25.64	39

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	73

In accordance with the CNMV’s instructions for completing this Report:

•   In the “Director’s remuneration” cells, the total remuneration received from the Company has been included for each financial year, together with the amount received from its subsidiary companies, i.e. the total in table C.1. c) of this section. This leads to a difference, in terms of comparability, between the remuneration of executive directors and the average remuneration of employees. The average remuneration of employees has been calculated, in accordance with the CNMV’s instructions for completing this Report, on the basis of the full amount of the AVR for each year (without considering the deferral of a portion of that remuneration, in the case of some employees), while the remuneration of executive directors has been calculated on the basis of the amount of the AVR that vested in each year (only the Upfront Portion of the AVR for the last financial year ended, payment of which falls due the following financial year) and the vested Deferred AVR from previous financial years, once each of financial years has ended.

•   Significant variations in the remuneration of directors arise from:

In the case of executive directors:

-  The variation of remuneration between 2023 and 2022 financial years is due, on one hand, to the inclusion of the amounts corresponding to the insurance premiums relating to the death and disability contingencies as from 2023 financial year in section C.1. a) iv) “Detail of other items” of this CNMV Statistical appendix and, on the other hand, to the result of the AVR awarded in each financial year on the basis of the level of achievement of the targets established for the indicators for the calculation of each of them.

-  The variation of remuneration between 2022 and 2021 financial years is due firstly to the amount of the 2022 AVR accrued in view of the good results obtained by the Bank in 2022 and secondly, to the fact that 2022 was the first year in which the change in the payment schedule for deferred variable remuneration, as per the BBVA Directors’ Remuneration Policy approved by the Annual General Shareholders’ Meeting on April 20, 2021, was implemented, by virtue of which the Deferred AVR awarded under such policy, is payable pro rata during each of the five years of deferral. The overlap of this payment schedule with those in place under directors’ remuneration policies applicable to variable remuneration in previous financial years resulted in an increase of the deferred variable remuneration accrued in 2022 (paid in 2023) compared to that accrued in 2021 (paid in 2022).

-  The variation in remuneration between 2020 and 2021 financial years is due to the fact that in 2020 the executive directors did not accrue AVR as a result of their voluntary waiver of the AVR due to the exceptional circumstances arising from the COVID-19 crisis. Moreover, in the case of the Chair, the variation is due to the transformation of his pension system under the Directors’ Remuneration Policy approved in 2021, which led to a reduction in the pension contribution and the redistribution of the corresponding amount between the Annual Fixed Remuneration and Target Annual Variable Remuneration.

-  The variation in the remuneration between 2020 and 2019 financial years is also due to the waiver in 2020 of the 2020 AVR.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	74

In the case of non-executive directors:

-  The variation in the remuneration of Susana Rodríguez Vidarte between 2023 and 2022 financial years is due to the fact that she ceased to be director in 2023 and, subsequently, pursuant to the fixed remuneration system with deferred delivery of BBVA shares, she received a total of 191,423 BBVA shares at a price of €6.66 per share. The variation of the remuneration of Connie Hedegaard Koksbang between these financial years is due to the fact that she was appointed by the General Meeting in 2022 and, thus, in that financial year, she did not hold office during the whole financial year and she was neither a member of any Board Committee. Meanwhile, the remaining variations in the remuneration of non-executive directors between these financial years are due to the changes in the composition of the Committees and in the positions in the Board that took place in those financial years.

-  The variation in the remuneration of Raúl Galamba de Oliveira between the 2022 and 2021 financial years is due to his appointment as Lead Director in 2022.

-  The variation in the remuneration of Raúl Galamba de Oliveira, Ana Revenga Shanklin and Carlos Salazar Lomelín between 2020 and 2021 financial years is due to their appointment by the General Meeting in 2020 and, thus, in that financial year, they did not hold office during the whole financial year.

-  The variations in remuneration between 2019 and 2018 financial years result from the changes made to the Bank’s Corporate Governance System in 2019, derived from the approval of a fixed remuneration for the roles of Deputy Chair and Lead Director and the reorganization of the functions of certain Board Committees, as well as from changes in their composition. In particular, in the case of Jaime Caruana Lacorte, the variation is due to his appointment as Chair of the Audit Committee in 2019.

•   The “Consolidated results of the company” cell includes the profit before tax included in the consolidated annual financial statements drawn up and audited for each financial year.

•   The “Average employee remuneration” cell includes the average remuneration of employees calculated as the ratio between the remuneration accrued by staff in each financial year (excluding the remuneration of directors) and the weighted average number of employees (excluding the directors) calculated on a full-time equivalent basis. All employees who have been employees of the Company or any of its subsidiaries (BBVA Group) at any time during each financial year have been included in the calculation of this ratio.

The ratio between the remuneration of the Chair and the average remuneration of employees of the Group at a consolidated level is 178, while that of the Chief Executive Officer is 156.

The BBVA Group is an international financial group with a wide geographical diversification and a presence in many emerging countries, mainly in Mexico and South America, where remuneration is adapted to the local cost of living and is therefore lower than that received in Spain, where BBVA, S.A. directors hold their positions and perform their duties. The comparison between the remuneration of the directors of BBVA, S.A. which is the subject of this report, and the average remuneration of the workforce, is therefore distorted if the average remuneration of the BBVA Group employees at a consolidated level is taken into account, as these figures are not comparable due to the geographical diversification of the Group. In the interest of transparency and for a better understanding, section 3.4. of this Report also provides data on the average remuneration of the employees of BBVA, S.A. (which in 2023 amounted to €83 thousand), as Spain is where the Company has its registered office and headquarters.

The ratio between the remuneration of the Chair and the average remuneration of employees of BBVA, S.A. is 92, while in the case of the Chief Executive Officer is 81.

This Annual Remuneration Report has been approved by the Board of Directors of the Company at its meeting of February 6, 2024.

Indicate whether any director voted against or abstained from approving this Report: NO

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	75

6.	Directors’ Remuneration Policy applicable in 2024

The remuneration policy applicable to BBVA directors in 2024 is the Directors’ Remuneration Policy approved at the General Meeting held on March 17, 2023 (applicable during 2023, 2024, 2025 and 2026), which is described in section 2 of this Report, and no changes thereto have been agreed for financial year 2024. This Policy is available on the Bank’s website[15].

In accordance with the remuneration system applicable to BBVA directors, as set out in this Report and established in the Directors’ Remuneration Policy, the specific conditions applicable to the current financial year are detailed below.

6.1.  Remuneration of executive directors 2024

A.  FIXED REMUNERATION 2024

a)  Annual Fixed Remuneration 2024

The Annual Fixed Remuneration of each executive director is determined by the Remuneration Committee and submitted to the Board for approval. In accordance with the Policy, to determine it, and any possible updates to it, the Remuneration Committee takes into account the duties assigned to, and the level of responsibility of, each executive director.

It also takes into account market analyses prepared by leading independent consultancy firms for the purpose of establishing remunerations that are commensurate to the duties that they perform, competitive in the market and aligned with that of comparable institutions, while also considering other factors, such as the average increases in the annual fixed remuneration of members of the Bank’s Senior Management.

Pursuant to the foregoing, the Board of Directors has not adopted any resolution to modify the amounts of Annual Fixed Remuneration for executive directors for 2024, which, as set out in the Policy, are as follows:

Annual Fixed Remuneration (salary) (€ thousand)

Chair	2,924

Chief Executive Officer	2,179

15 https://shareholdersandinvestors.bbva.com/wpcontent/uploads/2023/02/12_BBVA_Directors_Remuneration_Policy_Agenda_item_4.pdf

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	76

The theoretical relative proportion between the main fixed and variable components of the remuneration of executive directors for 2024 is, equally, that set out in the Policy and detailed in section 2.2.1. of this Report:

Executive director	Annual Fixed Remuneration	Target Annual Variable Remuneration

Chair	45%	55%

Chief Executive Officer	45%	55%

In any event, the variable component of the remuneration of the executive directors for 2024 shall be limited to a maximum amount of 100% of the fixed component of total remuneration, unless the BBVA Annual General Shareholders’ Meeting approves the motion corresponding to item four on the agenda attached to the notice of meeting and increases this percentage up to a maximum of 200%.

b)  Remuneration in kind 2024

Executive directors are beneficiaries of healthcare insurance policies and of the tax payments on the account of the employer paid by the Bank with regard to such premiums and in relation to the insurance premiums for the death and disability contingencies.

A breakdown of the amounts paid in 2024 for the aforementioned items will be disclosed in the Annual Report on the Remuneration of Directors to be submitted to the General Meeting to be held next year.

c)  Contributions to pension systems 2024

The remuneration, economic rights and compensation of each executive director are set out in their respective contracts, which are approved by the Board of Directors. The main terms and conditions of the executive directors’ contracts are described in section 2.2.2. of this Report. These contracts have not been modified and, therefore, for 2024, the conditions applicable in 2023 regarding pension systems will remain in effect.

The amount of the contributions and the insurance premiums paid by virtue of these systems in 2024 will be disclosed in the Annual Report on the Remuneration of Directors to be submitted to the General Meeting to be held next financial year.

d)  Other fixed allowances 2024

In line with the benefits that are applicable to Senior Management, the Bank pays the Chair renting of vehicle and ADSL allowances.

Meanwhile, the Chief Executive Officer is entitled to an annual cash amount, in place of a retirement pension (cash in lieu of pension), equal to 30% of his Annual Fixed Remuneration and an annual mobility allowance, in line with commitments that may be assumed in favor of other expatriate members of Senior Management, of an amount of €600 thousand.

The amount paid in 2024 for these items will be disclosed in the Annual Report on the Remuneration of Directors to be submitted to the Annual General Meeting to be held next financial year.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	77

B.	VARIABLE REMUNERATION 2024

(a)	Annual Variable Remuneration 2024

In accordance with the Policy, the Annual Variable Remuneration of the executive directors for the 2024 financial year will consist of two components: a Short-Term Incentive and a Long-Term Incentive, the features and rules on accrual, award, vesting and payment of which are as set out in section 2.2.1. of this Report.

In addition, the Annual Variable Remuneration corresponding to the 2024 financial year will be subject to the remaining rules applicable to the AVR of the executive directors as established in the Policy, which include, among others: (i) the unavailability of shares or instruments received for one year; (ii) hedging and insurance prohibitions; (iii) criteria for updating the cash portion of the Deferred Annual Variable Remuneration; (iv) malus and clawback arrangements for 100% of the AVR, both the cash portion and the portion in shares or instruments; and (v) variable remuneration limited to 100% of the fixed component of the total remuneration, unless the General Meeting resolves to increase it up to a maximum of 200%.

As such, the Policy includes various measures to reduce exposure to excessive risks and adjust remuneration to the Institution’s long-term interests, as outlined in sections 2 and 4 of this Report, as part of the description of the variable remuneration system applicable to executive directors and the rest of the Identified Staff.

Short-Term Incentive 2024

As in 2023 financial year, for 2024, the Target Short-Term Incentive of each executive director (which corresponds, in each case, to 64% of their Target Annual Variable Remuneration) is as follows:

TARGET SHORT-TERM INCENTIVE 2024 (€ thousand)

Chair Carlos Torres Vila	2,286

Chief Executive Officer Onur Genç	1,710

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	78

Annual Indicators STI 2024

The Annual Indicators established for the calculation of the Short-Term Incentive for 2024 financial year and its corresponding weightings, as approved by the Board of Directors at the proposal of the Remuneration Committee, are as follows:

ANNUAL INDICATORS 2024	Weighting
Net attributable profit	20%
Return on Regulatory Capital (RORC)	20%
Efficiency ratio	20%
Net Promoter Score (NPS)	15%
Target customers	15%
Channeling of sustainable business *	10%

* Formerly named “Mobilization of sustainable financing”

The financial indicators are aligned with the Group’s most relevant management metrics and, in particular, relate to the capacity to generate profits, efficiency, return on capital and the present and future risks implicit in the results.

Meanwhile, the non-financial indicators are aligned with the Group’s strategic priorities and, in particular, relate to the degree of customer satisfaction and customer growth.

Likewise, there is an indicator directly linked with the Bank’s sustainability targets linked to the channeling of sustainable business geared towards contributing to the fight against climate change and the fostering of inclusive growth.

Each Annual Indicator will have a related target and scales of achievement, which are approved by the Board of Directors, following a report by the Remuneration Committee. In the case of the financial indicators, the degree of budgetary compliance will be taken into account. The scales of achievement are built upon the Target Short-Term Incentive, which represents the amount of the Short-Term Incentive if 100% of the pre-established targets are met.

The amount of the STI, in accordance with the corresponding scales of achievement, may range from 0% to 150% of the Target STI, such that the maximum STI payout opportunity for each executive director is limited to 1.5 times their Target STI.

The Short-Term Incentive for financial year 2024 will be subject to the accrual, award, vesting and payment rules set out in the Policy and described in section 2.2.1. of this Report.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	79

Long-Term Incentive 2024

The Long-Term Incentive will be awarded in 2025 in the event that the Group reaches the minimum profit and capital ratio thresholds approved in 2024 by the Board of Directors for the accrual of the Annual Variable Remuneration.

Its final amount will be calculated taking as a reference the Target LTI determined for each executive director by the Board of Directors, following a report by the Remuneration Committee, which represents the amount of the LTI in the event that 100% of the pre-established targets are met, and based on the result of the Long-Term Indicators, taking into account the targets, scales of achievement and weightings set for each of them. For 2024, the Target Long-Term Incentive of each executive director (which represents, in each case, 36% of their Target Annual Variable Remuneration) is as follows:

TARGET LONG-TERM INCENTIVE 2024 (€ thousand)

Chair Carlos Torres Vila	1,286

Chief Executive Officer Onur Genç	962

Long-Term Indicators LTI 2024

The Long-Term Indicators set for the calculation of the final amount of the Long-Term Incentive for 2024, as approved by the Board of Directors, following a report by the Remuneration Committee, are as follows:

LONG-TERM INDICATORS *	Weighting
Tangible Book Value (TBV per share)	40%
Relative Total Shareholder Return (Relative TSR)	40%
Decarbonization of the portfolio	15%
Percentage of women in management positions	5%

* Once the Long-Term Incentive has been initially awarded (in 2025), subject to first meeting the profit and capital ratio levels in 2024, targets for the Long-Term Indicators to be used to calculate its final amount will be set, taking into account the evolution of these indicators from January 1, 2024 to December 31, 2027.

In order to promote the achievement of long-term strategic targets, the financial indicators will prioritize sustained profitability over time and the creation of value for shareholders and the Bank, while the non-financial indicators will be linked to the goals and targets of the Bank with regard to sustainability and, particularly in the social and climate fields.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	80

Each Long-Term Indicator will have a related target and a scale of achievement for that target, approved by the Board of Directors, following a report by the Remuneration Committee. The scales of achievement are built upon the Target Long-Term Incentive, which, as indicated above, represents the amount of the Long-Term Incentive if 100% of the pre-established targets are met.

The final amount of the LTI, in accordance with the corresponding scales of achievement, may range from 0% to 150% of the Target LTI, such that the maximum LTI payment opportunity for each executive director is limited to 1.5 times their Target LTI.

The 2024 Long-Term Incentive will be subject to the accrual, award, vesting and payment rules set out in the Policy and as described in section 2.2.1 of this Report.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	81

6.2. Remuneration of non-executive directors 2024

The Board of Directors has not approved any changes regarding the remuneration system of non-executive directors for 2024.

A. Annual fixed allowance 2024

The Board of Directors has not approved changes for 2024 with respect to the amounts of remuneration for non-executive directors approved at its meeting of May 29, 2019, at the proposal of the Remuneration Committee. These amounts will remain in effect until a new Board resolution is approved.

Position	€ thousand

Member of the Board of Directors	129

Member of the Executive Committee	167

Chair of the Audit Committee	165

Member of the Audit Committee	66

Chair of the Risk and Compliance Committee	214

Member of the Risk and Compliance Committee	107

Chair of the Remuneration Committee	107

Member of the Remuneration Committee	43

Chair of the Appointments and Corporate Governance Committee	115

Member of the Appointments and Corporate Governance Committee	46

Chair of the Technology and Cybersecurity Committee *	107

Member of the Technology and Cybersecurity Committee	43

Deputy Chair	50

Lead Director	80

* As of the date of this Report, the position of Chair of the Technology and Cybersecurity Committee is not remunerated as the Chair of the Board of Directors holds this position.

A breakdown of the amounts paid in this respect in 2024 will be disclosed in the Annual Report on the Remuneration of Directors to be submitted to the General Meeting to be held next financial year.

B. Remuneration in kind 2024

Pursuant to the Policy, the Bank will pay in 2024 the corresponding health and accident insurance premiums.

A breakdown of the amounts paid in the current financial year will be disclosed in the Annual Report on the Remuneration of Directors to be submitted to the General Meeting to be held next financial year.

C. Fixed remuneration system with deferred delivery of BBVA shares 2024

In accordance with the fixed remuneration system with deferred delivery of BBVA shares to non-executive directors, the number of theoretical shares to be allocated to each non-executive director in 2024 will be equivalent to 20% of the annual fixed allowance in cash received in 2023 financial year. The average closing price of the BBVA share during the 60 trading sessions prior to the date of the Annual General Shareholders’ Meeting that approves the financial statements for the 2023 financial year will be used to calculate the number of theoretical shares.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	82

A breakdown of the theoretical shares allocated in 2024 will be disclosed in the Annual Report on the Remuneration of Directors to be submitted to the General Meeting to be held next financial year.

6.3. Other matters relating to the 2024 financial year

A. Payments due to termination of contractual relationship

The Bank has undertaken no commitments to make severance payments to its directors upon termination of their contractual relationship, nor has it made any other commitments to make payments resulting from the early termination of office.

B. Post-contractual non-compete arrangement

As indicated in section 2.2.2., the contracts of executive directors contain post-contractual non-compete arrangements, the terms of which are set out in the Directors’ Remuneration Policy.

C. Loans, advances and guarantees

Directors are not awarded any remuneration in the form of or resulting from advances, loans or guarantees.

D. Remuneration paid by other Group companies

A breakdown of any amounts that may be paid in this regard in 2024 will be disclosed in the Annual Report on the Remuneration of Directors to be submitted to the General Meeting to be held next financial year.

As of the date of this Report, there are no remuneration items other than those previously described. No additional remuneration, or remuneration other than that indicated in this Report, is expected to be accrued by directors during the current financial year.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	83

ANNEX

Reconciliation with CNMV template set out in Circular 4/2013

Sections of the CNMV template	Sections in this Report in free format

A. REMUNERATION POLICY OF THE COMPANY FOR THE CURRENT FINANCIAL YEAR

A.1.1 Explain the current director remuneration policy applicable to the year in progress. To the extent that it is relevant, certain information may be included in relation to the remuneration policy approved by the General Shareholders’ Meeting, provided that these references are clear, specific and concrete.

Section 6. Directors’ Remuneration Policy applicable in 2024.

Such specific determinations for the current year as the board may have made in accordance with the contracts signed with the executive directors and with the remuneration policy approved by the General Shareholders’ Meeting must be described, as regards directors’ remuneration both in their capacity as such and for executive duties carried out.

Sections 6.1. Remuneration of executive directors - 2024 and 6.2. Remuneration of non-executive directions - 2024.

In any case, the following aspects must be reported, as a minimum:

a) Description of the procedures and company bodies involved in determining, approving and applying the remuneration policy and its terms and conditions.

b) Indicate and, where applicable, explain whether comparable companies have been taken into account in order to establish the company’s remuneration policy.

c) Information on whether any external advisors took part in this process and, if so, their identity.

Sections 2.1. Decision-making process for the approval of the Policy and 2.2.1. Items of the remuneration system for executive directors 2023.

d) Procedures set forth in the current directors’ remuneration policy for applying temporary exceptions to the policy, conditions under which those exceptions may be used and components that may be subject to exceptions according to the policy.

Section 2.1. Decision-making process for the approval of the Policy.

A1.2 Relative importance of variable remuneration items vis-à-vis fixed remuneration (remuneration mix) and the criteria and objectives taken into consideration in their determination and to ensure an appropriate balance between the fixed and variable components of the remuneration.

Section 6.1. Remuneration of non-executive directors - 2024.

In particular, indicate the actions taken by the company in relation to the remuneration system to reduce exposure to excessive risks and to align it with the long-term objectives, values and interests of the company, which will include, as the case may be, mention of the measures taken to ensure that the long-term results of the company are taken into account in the remuneration policy, the measures adopted in relation to those categories of personnel whose professional activities have a material impact on the risk profile of the company and measures in place to avoid conflicts of interest.

Section 6. Directors’ Remuneration Policy applicable in 2024 and, by reference, section 2. Directors’ Remuneration Policy applicable in 2023 and section 4. BBVA Group General Remuneration Policy.

Furthermore, indicate whether the company has established any period for the accrual or vesting of certain variable remuneration items, in cash, shares or other financial instruments, any deferral period in the payment of amounts or delivery of accrued and vested financial instruments, or whether any clause has been agreed reducing the deferred remuneration not yet vested or obliging the director to return remuneration received, when such remuneration has been based on figures that have since been clearly shown to be inaccurate.

Section 6. Directors’ Remuneration Policy applicable in 2024 and, by reference, section 2.2.1. Items of the remuneration system for executive directors - 2023.

A.1.3 Amount and nature of fixed components that are due to be accrued during the year by directors in their capacity as such.	Section 6.2. Remuneration of non-executive directors - 2024 and, by reference, section 3.3. Remuneration accrued by non-executive directors in 2023.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	84

A.1.4 Amount and nature of fixed components that are due to be accrued during the year for the performance of senior management functions of executive directors.	Section 6.1. Remuneration of executive directors - 2024 and, by reference, section 3.2. Remuneration accrued by executive directors in 2023.

A.1.5 Amount and nature of any component of remuneration in kind that will accrue during the year, including, but not limited to, insurance premiums paid in favor of the director.	Sections 6.1. Remuneration of non-executive directors - 2024 and 6.2. Remuneration of non-executive directors - 2024.

A.1.6 Amount and nature of variable components, differentiating between those established in the short and long terms.

Financial and non-financial, including social, environmental and climate change parameters selected to determine variable remuneration for the current year, explaining the extent to which these parameters are related to performance, both of the director and of the company, and to its risk profile, and the methodology, necessary period and techniques envisaged to be able to determine the effective degree of compliance, at the end of the year, with the parameters used in the design of the variable remuneration, explaining the criteria and factors applied in regard to the time required and methods of verifying that the performance or any other conditions linked to the accrual and vesting of each component of variable remuneration have effectively been met.

Section 6.1. Remuneration of executive directors - 2024, subsection B. a) (2024 Annual Variable Remuneration) and, by reference, section 3.2. Remuneration accrued by executive directors in 2023, subsection B. a) (2023 Annual Variable Remuneration).

Indicate the range, in monetary terms, of the different variable components according to the degree of fulfillment of the objectives and parameters established, and whether any maximum monetary amounts exist in absolute terms.

Section 6.1. Remuneration of executive directors - 2024, subsection B. a) (2024 Annual Variable Remuneration).

A.1.7 Main characteristics of long-term savings schemes. Among other information, indicate the contingencies covered by the scheme, whether it is a defined contribution or a defined benefit scheme, the annual contribution that has to be made to defined contribution schemes, the benefits to which directors are entitled in the case of defined benefit schemes, the vesting conditions of the economic rights of directors and their compatibility with any other type of payment or indemnification for early termination or dismissal, or deriving from the termination of the contractual relationship, in the terms provided, between the company and the director.

Section 6.1. Remuneration of executive directors - 2024, subsection A. c) Contribution to pension systems) and, by reference, sections 2.2.1 Items of the remuneration system for executive directors - 2023 and 2.2.2. Main terms and conditions of the executive directors’ contracts.

Indicate whether the accrual or vesting of any of the long-term savings plans is linked to the attainment of certain objectives or parameters relating to the director’s short- or long-term performance.

A.1.8 Any type of payment or indemnification for early termination or dismissal, or deriving from the termination of the contractual relationship, in the terms provided, between the company and the director, whether at the company’s or the director’s initiative, as well as any type of agreement reached, such as exclusivity, post-contractual non competition, minimum contract term or loyalty, that entitles the director to any kind of remuneration.

Section 6.3. Other matters relating to the 2024 financial year, and, by reference, section 2.2.2. Main terms and conditions of the executive directors’ contracts.

A.1.9 Indicate the conditions that the contracts of executive directors performing senior management functions must contain. Among other things, information must be provided on the duration, limits on amounts of indemnification, minimum contract term clauses, notice periods and payment in lieu of these notice periods, and any other clauses relating to signing bonuses, as well as remuneration or golden parachute clauses for early termination of the contractual relationship between the company and the executive director. Include, among others, the pacts or agreement on non-competition, exclusivity, minimum contract terms and loyalty, and post-contractual non-competition, unless these have been explained in the previous section.

Section 6.3. Other matters relating to the 2024 financial year and by reference, Section 2.2.2. Main terms and conditions of the executive directors’ contracts.

A.1.10 The nature and estimated amount of any other supplementary remuneration that will be accrued by directors in the current year in consideration for services rendered other than those inherent in their position.

A.1.11 Other items of remuneration such as any deriving from the company’s granting the director advances, loans or guarantees or any other remuneration.

A.1.12 The nature and estimated amount of any other planned supplementary remuneration to be accrued by directors in the current year that is not included in the foregoing sections, whether paid by the company or by another group company.

Section 6.3. Other matters relating to the 2024 financial year. It is indicated that, as of the date of this Report, there are no other compensation items other than those described.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	85

A.2 Explain any significant change in the remuneration policy applicable in the current year resulting from:

a) A new policy or an amendment to a policy already approved by the General Meeting.

b) Significant changes in the specific determinations established by the board for the current year regarding the remuneration policy in force with respect to those applied in the previous year.

c) Proposals that the Board of Directors has agreed to submit to the general shareholders’ meeting to which this annual report will be submitted and for which it is proposed that they be applicable to the current year.

Section 6. Directors’ Remuneration Policy applicable in 2024.

It is indicated that no change has been agreed for the 2024 financial year with respect to the Policy applicable in 2023, approved by the General Meeting on March 17, 2023.

A.3 Identify the direct link to the document containing the company’s current remuneration policy, which must be available on the company’s website.	Section 6. Directors’ Remuneration Policy applicable in 2024.

A.4 Explain, taking into account the data provided in Section B.4, how account has been taken of the voting of shareholders at the General Shareholders’ Meeting to which the annual report on remuneration for the previous year was submitted on a consultative basis.

Section 5. CNMV Statistical appendix.

B. OVERALL SUMMARY OF HOW REMUNERATION POLICY WAS APPLIED DURING THE YEAR LAST ENDED

B.1.1 Explain the process followed to apply the remuneration policy and determine the individual remuneration contained in Section C of this report.	Section 3. Result of the implementation of the Policy in 2023.

This information will include the role played by the remuneration committee, the decisions taken by the Board of Directors and the identity and role of any external advisors whose services may have been used in the process of applying the remuneration policy in the year last ended.

Section 3.1. Activities of the Corporate Bodies in 2023 regarding the Directors’ Remuneration Policy.

B.1.2 Explain any deviation from the procedure established for the application of the remuneration policy that has occurred during the year.	Section 3. Result of the implementation of the Policy in 2023. It is indicated that there has been no deviation from the procedure for the application of the Policy in the financial year last ended.

B.1.3 Indicate whether any temporary exception has been applied to the remuneration policy and, if so, explain the exceptional circumstances that have led to the application of these exceptions, the specific components of the remuneration policy affected and the reasons why the institution believes that these exceptions have been necessary to serve the long-term interests and sustainability of the company as a whole or ensure its viability.

Similarly, quantify the impact that the application of these exceptions has had on the remuneration of each director over the year.

Section 3. Result of the implementation of the Policy in 2023. It is indicated that no temporary exceptions to the remuneration policy have been applied.

B.2 Explain the different actions taken by the company in relation to the remuneration system and how they have contributed to reducing exposure to excessive risks, aligning it with the long-term objectives, values and interests of the company, including a reference to the measures adopted to ensure that the long-term results of the company have been taken into consideration in the remuneration accrued. Ensure that an appropriate balance has been attained between the fixed and variable components of the remuneration, the measures adopted in relation to those categories of personnel whose professional activities have a material effect on the company’s risk profile and the measures in place to avoid any possible conflicts of interest.

Section 2. Directors’ Remuneration Policy applicable in 2023, in particular, section 2.2.1 Items of the remuneration system for executive directors - 2023; section 3. Result of the implementation of the Policy in 2023 and, in particular, section 3.2. Remuneration accrued by executive directors in 2023 subsection B (Variable Remuneration); and section 4. BBVA Group General Remuneration Policy.

B.3 Explain how the remuneration accrued and consolidated over the financial year complies with the provisions of the current remuneration policy and, in particular, how it contributes to the company’s long-term and sustainable performance.

Section 2.2. Remuneration system for executive directors - 2023 and, in particular, section 2.2.1 Items of the remuneration system for executive directors - 2023; section 2.3. Remuneration system for non-executive directors - 2023; and section 3. Result of the implementation of the Policy in 2023.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	86

Furthermore, report on the relationship between the remuneration obtained by the directors and the results or other performance measures of the company in the short and long term, explaining, if applicable, how variations in the company’s performance have influenced changes in directors’ remuneration, including any accrued remuneration payment of which has been deferred, and how such remuneration contributes to the short- and long-term results of the company.

Section 3. Result of the implementation of the Policy in 2023 and, in particular, section 3.2. Remuneration of executive directors in 2023 subsection B (Variable Remuneration) and in particular, sections “Link between 2023 STI and the results of the BBVA Group in 2023”, “Vesting and payment rules applicable to the 2023 AVR” and “Deferred Annual Variable Remuneration from previous financial years payable in 2024”.

B.4 Report on the result of the consultative vote at the General Shareholders’ Meeting on the annual report on remuneration in the previous year, indicating the number of votes in favor, votes against, abstentions and blank ballots.

Section 5. CNMV Statistical appendix.

B.5 Explain how the fixed components accrued and vested during the year by the directors in their capacity as such were determined, their relative proportion with regard to each director and how they changed with respect to the previous year.

Section 3.3. Remuneration accrued by non-executive directors in 2023.

B.6 Explain how the salaries accrued and vested by each of the executive directors over the past financial year for the performance of management duties were determined, and how they changed with respect to the previous year.

Section 3.2. Remuneration accrued by executive directors in 2023, subsection A. a) (Annual Fixed Remuneration - 2023 ).

B.7 Explain the nature and the main characteristics of the variable components of the remuneration systems accrued and vested in the year last ended.

In particular:

a) Identify each of the remuneration plans that determined the different types of variable remuneration accrued by each of the directors in the year last ended, including information on their scope, date of approval, date of implementation, any vesting conditions that apply, periods of accrual and validity, criteria used to evaluate performance and how this affected the establishment of the variable amount accrued, as well as the measurement criteria used and the time needed to be able to adequately measure all the conditions and criteria stipulated, explaining the criteria and factors applied in regard to the time required and the methods of verifying that the performance or any other kind of conditions linked to the accrual and vesting of each component of variable remuneration have effectively been met.

b) In the case of share options and other financial instruments, the general characteristics of each plan must include information on the conditions both for acquiring unconditional ownership (vesting) of these options or financial instruments and for exercising them, including the exercise price and period.

c) Each director that is a beneficiary of remuneration systems or plans that include variable remuneration, and his or her category (executive director, external proprietary director, external independent director or other external director).

d) Information is to be provided on any periods for accrual, vesting or deferment of payment of vested amounts applied and/or the periods for retention/unavailability of shares or other financial instruments, if any.

-   Explain the short-term variable components of the remuneration systems

-   Explain the long-term variable components of the remuneration systems

Section 2.2.1. Items of the remuneration system for executive directors - 2023 and section 3.2. Remuneration accrued by executive directors in 2023, subsection B (Variable Remuneration).

B.8 Indicate whether certain variable components have been reduced or clawed back when, in the former case, payment of non-vested amounts has been deferred or, in the latter case, they have vested and been paid, on the basis of data that have subsequently been clearly shown to be inaccurate. Describe the amounts reduced or clawed back through the application of malus (reduction) or clawback clauses, why they were implemented and the financial years to which they refer.

Section 3.5. Other matters relating to the 2023 financial year.

It is indicated that in the financial year 2023, no reduction or clawback of variable remuneration of the executive directors has been made.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	87

B.9 Explain the main characteristics of the long-term savings schemes where the amount or equivalent annual cost appears in the tables in Section C, including retirement and any other survivor benefit, whether financed in whole or in part by the company or through internal or external contributions, indicating the type of plan, whether it is a defined contribution or defined benefit plan, the contingencies covered, the conditions on which the economic rights vest in favor of the directors and their compatibility with any type of indemnification for early termination or cessation of the contractual relationship between the company and the director.

Section 2.2.2. Main terms and conditions of the executive directors’ contracts and section 3.2. Remuneration accrued by executive directors in 2023, subsection A c) (Contributions to pension systems - 2023).

B.10 Explain, where applicable, the indemnification or any other type of payment deriving from the early cessation, whether at the company’s or the director’s initiative, or from the termination of the contract in the terms provided therein, accrued and/or received by directors during the year last ended.

Section 2.2.2. Main terms and conditions of the executive directors’ contracts and section 3.5. Other matters relating to the 2023 financial year.

B.11 Indicate whether there have been any significant changes in the contracts of persons exercising senior management functions, such as executive directors, and, if so, explain them. In addition, explain the main conditions of the new contracts signed with executive directors during the year, unless these have already been explained in Section A.1

Section 2. Directors’ Remuneration Policy applicable in 2023 and, in particular, section 2.2.2. Main terms and conditions of the executive directors’ contracts.

B.12 Explain any supplementary remuneration accrued by directors in consideration of the provision of services other than those inherent in their position.	Section 3.5. Other matters relating to the 2023 financial year. It is indicated that, as of the date of this Report, there are no other compensation items other than those described in the Report.

B.13 Explain any remuneration deriving from advances, loans or guarantees granted, indicating the interest rate, their key characteristics and any amounts returned, as well as the obligations assumed on their behalf by way of guarantee.

Section 3.5. Other matters relating to the 2023 financial year.

B.14 Itemise the remuneration in kind accrued by the directors during the year, briefly explaining the nature of the various salary components.

Section 3.3. Remuneration accrued by non-executive directors in 2023 subsection B (Remuneration in kind - 2023) and section 3.2. Remuneration accrued by executive directors in 2023, subsection A b) Remuneration in kind - 2023).

B.15 Explain the remuneration accrued by the director by virtue of payments made by the listed company to a third company in which the director provides services when these payments seek to remunerate the director’s services to the company.

Section 3.5. Other matters relating to the 2023 financial year. It is indicated that, as of the date of this Report, there are no other compensation items other than those described in the Report.

B.16 Explain and detail the amounts accrued in the year in relation to any other remuneration concept other than that set forth above, whatever its nature or the group entity that pays it, including all benefits in any form, such as when it is considered a related-party transaction or, especially, when it significantly affects the true image of the total remuneration accrued by the director. Explain the amount granted or pending payment, the nature of the consideration received and the reasons for those that it would have been considered, if applicable, that it does not constitute remuneration to the director in their capacity as such or in consideration for the performance of their executive functions and whether or not it has been considered appropriate to be included among the amounts accrued under the “Other concepts” heading in Section C.

Section 3.5. Other matters relating to the 2023 financial year. It is indicated that, as of the date of this Report, there are no other compensation items other than those described in the Report.

A. ITEMISED INDIVIDUAL REMUNERATION ACCRUED BY EACH DIRECTOR	Section 5. CNMV Statistical appendix

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 9, 2024	By: /s/ Domingo Armengol Calvo

Name: Domingo Armengol Calvo
Title: Corporate Secretary and Secretary of the Board of Directors